Exhibit 99.3

Manulife 2019 Management information circular Manulife Financial Corporation Annual Meeting May 2, 2019 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2019 annual meeting of common shareholders
When May 2, 2019 11 a.m. (Eastern time) Where Manulife Head Office 200 Bloor Street East Toronto, Canada

Four items of business

•   Receiving the consolidated financial statements and auditors’ report for the year ended December 31, 2018

•   Electing directors

•   Appointing the auditors

•   Having a say on executive pay

We’ll consider any other matters that are properly brought before the meeting, but we are not aware of any at this time.

The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and place.

Please read the voting section starting on page 10. Your vote is important.

By order of the board of directors,

Antonella Deo

Corporate Secretary

March 6, 2019

John Cassaday Chairman of the Board Dear fellow shareholders

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 2, 2019, at Manulife’s head office, 200 Bloor Street East in Toronto. As a holder of common shares, you have the right to receive our financial statements and to vote your shares at the meeting.

Our 2019 management information circular, which starts on page 7, includes important information about the business of the meeting and the items you will be voting on. Please read the circular before you vote your shares.

Manulife’s continuing transformation

2018 was an important year for Manulife. It was our first full year with Roy Gori as CEO, and with the new management team he brought on to begin the journey of transforming the company into a digital, customer-centric market leader.

Many of Manulife’s key accomplishments this year were part of a focused plan that is aligned with the five strategic priorities Mr. Gori and his team established in 2017. These priorities have the board’s full support, and we believe they are critical to Manulife’s future success:

∎  portfolio optimization related to our North American legacy businesses

∎  expense efficiency

∎  acceleration of the growth of our highest-potential businesses

∎  putting our customers first

∎  high performing team.

In 2018 we moved from the planning phase to the execution phase of our strategy. You will read more about this in the letter from the chair of the management resources and compensation committee that follows. You can also find more information in our 2018 annual report at manulife.com.

Engaging with our shareholders

Manulife continues to believe that directly engaging with shareholders and other stakeholders is critical because it allows us to hear issues directly from the source.

We met with many of our institutional shareholders again this year. While we covered a broad range of issues, the discussions centered mainly on our governance principles around environmental, social and governance risks, our legacy businesses, the recent actions taken to free up capital, cyber security, and our new leadership team. There were very few questions about our executive compensation programs, because most of our stakeholders were satisfied with the significant changes we made in 2017. Shareholders voted 91% in favour of our approach to executive compensation at our 2018 annual meeting.

2019 Management information circular	1

Please read the circular and vote your shares

The meeting will be held at our head office in Toronto at 200 Bloor Street East on May 2, 2019 at 11:00 a.m. (Eastern time). If you are unable to attend in person, a live webcast of the meeting will be available on our website (manulife.com).

Your vote is important to us – we encourage you to attend the meeting or to vote by proxy (over the internet, by phone or by mail). See page 11 for details about how to vote.

The meeting will cover four items of business:

1. receiving our financial statements

2. voting to elect directors

3. voting to appoint the auditors

4. voting to have a ‘say on executive pay’.

You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

This circular contains information about those matters as well as information about our corporate governance practices and executive compensation program. For more information on Manulife, including our overview of the company’s progress in 2018 and thoughts for the future, please see our 2018 annual report – available on manulife.com.

If you attend the meeting in person, you will also have the opportunity to ask questions of the board and management.

We look forward to welcoming you at the meeting.

John Cassaday

Chairman of the Board of Directors

March 6, 2019

2	Manulife Financial Corporation

Executive compensation

Executive compensation at Manulife is focused on rewarding the successful execution of our business strategy and the achievement of long-term sustainable growth.

Our executive compensation program includes an annual bonus that depends on results achieved against pre-established targets tied to our strategy, and an equity-based medium and long-term incentive designed to align the interests of our executives and shareholders.

Don Lindsay Chair of the Management Resources and Compensation Committee

Most of what our senior executives (including the named executive officers) earn is variable, and a significant portion is tied to our share price. This ensures that what our executives ultimately earn is closely aligned with the interests of our shareholders, as illustrated in the realized and realizable pay analysis on page 5.

2018 pay for performance

Our overall performance in 2018 was strong, as measured by our financial results and our progress against our five strategic priorities.

∎  We reported record net income attributed to shareholders of $4.8 billion in 2018, up $2.7 billion from 2017

∎  We achieved core earnings[1] of $5.6 billion in 2018, up 23%[2] from 2017

∎  We delivered a 3 percentage point improvement in our 2018 expense efficiency ratio[1], to 52%

∎  Our annualized premium equivalent (APE) sales[1] of $5.5 billion in 2018 were down 3%[2] from 2017, while our continued focus on margins drove new business value (NBV)[1] of $1.7 billion in 2018, up 20%[2] from 2017

∎  We achieved positive net flows[1] of $1.6 billion in 2018, despite negative net flows in the fourth quarter of 2018 of $9.0 billion due to challenging macroeconomic conditions

∎  We improved the capital efficiency of our legacy businesses in 2018, including selling alternative long-duration assets and completing several reinsurance transactions

∎  We continued our digitization journey to improve the customer experience. We simplified the claims process for customers in Asia, introduced artificial intelligence underwriting to the Canadian life insurance market, introduced a digital robo-advisor advice tool in the U.S., and launched an innovative goals-based investing program in Canada

∎  We engaged employees in our transformational journey, including them in the launch of our mission and updated brand, asking their help to define our refreshed company values and meeting with them to explain our strategic direction.

Despite our strong financial performance and the significant progress we made in improving the capital efficiency of our legacy businesses, our total shareholder return (TSR)[1] was a disappointing negative 23.3% for 2018. The design of our executive

1  These are non-GAAP measures, which you can read about on page 60.

2  Presented on a constant exchange rate basis.

2019 Management information circular	3

compensation program meant that our executives, like our shareholders, were directly affected by the decline in our share price. This is illustrated on page 5, in the realized and realizable pay analysis for our CEO, who personally owns a significant number of Manulife shares.

CEO compensation

The management resources and compensation committee and the board spend considerable time discussing CEO pay every year, and the committee received independent advice and additional research and analysis from its external compensation consultant to develop the compensation package for Mr. Gori.

Our objective is to provide a CEO compensation package that aligns with the competitive market, takes into consideration the global scope and complexity of the role, considers what our peers pay for similar roles, what other senior executives at Manulife are paid, company performance and Mr. Gori’s individual contributions.

Shaping the discussion is the committee’s continuing desire to ensure total direct compensation for the CEO role closely aligns with our company performance, shareholder interests and the market for CEO talent. The graph to the right shows:

∎  2015 and 2016: total direct compensation awarded to our previous CEO, Mr. Guloien.

∎  2017 to 2019: Mr. Gori’s total direct compensation in 2017 and 2018, and his target for 2019. Target total direct compensation includes base salary, annual incentive target and the value of medium and long-term incentives awarded.

The chart illustrates the decrease in total direct compensation awarded to Manulife’s CEO since 2015.

The board believes that Mr. Gori’s target total direct compensation for 2019 is appropriate based on the factors described above, and that the pay mix emphasizes the focus on Manulife’s long-term performance and alignment with the shareholder experience. See his profile on page 70 for details.

For 2018, the board has approved an annual incentive payment to Mr. Gori of US$3,088,800, or 140% of his target. This decision took into account Manulife’s 2018 financial results and our performance against our peers, the progress made against our key strategic priorities, and Mr. Gori’s strong personal contributions.

4	Manulife Financial Corporation

CEO Total direct compensation (US$)

	2015 (Guloien)	2016 (Guloien)	2017 (Gori)[1]	2018 (Gori)	2019 (Gori - target)

Base salary	$1,358,125	$1,358,125	$932,192	$1,100,000	$1,100,000

Annual incentive	$2,085,061	$1,222,313	$2,404,000	$3,088,800	$2,200,000

Transition payment[2]			$1,500,000

Medium and long-term incentives	$8,148,750	$8,148,750	$4,550,000	$5,200,000	$5,600,000

Total direct compensation	$11,591,936	$10,729,188	$9,386,192	$9,388,800	$8,900,000

1	Mr. Gori was appointed President & CEO on October 1, 2017.
2	The transition payment in 2017 was intended to neutralize the tax and other personal financial consequences of Mr. Gori’s relocation from Hong Kong to Toronto.

Linking pay to shareholder value

In addition to looking at target total direct compensation, we look at whether our executive compensation program is aligned with the shareholder experience by comparing our TSR with what our executives actually earned – as realized pay (what was paid to them during the year in salary, annual incentive and payouts from the medium and long-term incentive plans), and realizable pay (the value of their unvested or unexercised medium and long-term incentives).

The graph to the right shows that the CEO’s realized and realizable pay has been consistent with what our shareholders have experienced – CEO pay has been lower when our TSR was low, and appropriately higher when our TSR was higher.

	2014	2015	2016	2017	2018
Manulife TSR (on the TSX)	8.7%	(3.7%)	19.9%	13.3%	(23.3%)
Median of our performance peer group (see page 54)	6.9%	(2.2%)	10.7%	13.0%	(18.0%)
S&P/TSX Composite Financials Index	13.8%	(1.7%)	24.1%	13.3%	(9.3%)
Realized and realizable pay for the CEO[3]	$17.1M	$5.1M	$37.8M	$11.6M	$1.7M

3  Realized and realizable pay for Mr. Guloien for 2014 to 2016 and Mr. Gori for 2017 and 2018. Equity is valued based on our share price on the TSX as at December 31 for each year. For 2018, reflects $8.2 million received in cash and from the release of escrowed shares, as per the arrangement discussed on page 50 (realized pay), and a decrease of $6.5 million in outstanding equity awards (change in realizable pay).

2019 Management information circular	5

Realized and realizable pay

Includes:

∎ cash compensation paid for a given year, including salary, annual incentive (earned for the year shown but paid in the following year), payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and

∎ the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared with their value on the TSX on December 31 of the previous year.

Total shareholder return (TSR)

The change in value of an investment between January 1 and December 31 of a given year, assuming dividends are reinvested. For Manulife, TSR reflects our common shares on the TSX.

Compensation in line with our performance and our peers

Pay for performance is a core principle in the design of executive compensation at Manulife. Executives earn incentive awards based on corporate and individual performance, which is assessed against pre-determined targets and our TSR compared to our performance peer group.

We assess the effectiveness of our compensation program and its alignment to pay for performance by comparing the relationship between CEO realized and realizable pay (as a percentage of target total direct compensation) to our share price performance and our compensation peers. The graph on page 86 shows a close alignment between CEO realized and realizable pay and Manulife’s TSR, compared to our peers.

We welcome your feedback at our annual meeting

Aligning compensation with long-term shareholder value is a core principle in the design of the executive compensation program at Manulife. The changes we implemented in 2017 simplified the program, reinforced pay for performance and strengthened the link between executive pay and shareholder interests.

This circular explains our executive compensation program, the compensation decisions we made for 2018 and for the 2019 salary and medium and long-term incentives. We are holding another advisory vote on executive pay at our 2019 annual meeting and, as always, we welcome your feedback.

Don Lindsay

Chair of the Management Resources and Compensation Committee

6	Manulife Financial Corporation

  About this management information circular

We’ve sent this management information circular to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 6, 2019. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of and vote these shares at our 2019 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $48,000.

In this document:

∎ we, us, our and Manulife mean Manulife Financial Corporation

∎ you, your and shareholder refer to holders of Manulife common shares

∎ circular means this management information circular

∎ meeting means our annual meeting of common shareholders on May 2, 2019

∎ common shares or shares means common shares of Manulife Financial Corporation

∎ Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2019 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2018 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2018. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com) and on
EDGAR (sec.gov/edgar). You can also ask us for a copy of our 2018 annual report –
simply email us at shareholder_services@manulife.com.

2019 Management information circular	7

Where to find it

About the meeting

10	Who can vote

11	How to vote

14	What the meeting will cover

About the directors

18	Key things about the board

20	Director profiles

33	2018 board committee reports

37	How we pay our directors

Executive compensation

42	Compensation discussion and analysis

43	Our compensation philosophy

45	How the board oversees compensation

47	Managing compensation risk

51	The decision-making process

53	Benchmarking against our peers

55	Our compensation program and 2018 performance

70	Compensation of the named executives

88	Executive compensation details

88	Summary compensation table

90	Equity compensation

95	Retirement benefits

101	Termination and change in control

106	Compensation of employees who have a material impact on risk

Governance at Manulife

110	About the Manulife board

112	Board committees

112	Roles and responsibilities

112	Promoting a culture of integrity and ethical behaviour

113	Strategic planning

113	Risk oversight

115	Leadership development and succession

118	Communications and shareholder engagement

120	Serving as a director

121	Serving on other boards

121	Integrity

121	Equity ownership

121	Term limits

122	Independence

123	Diversity

124	Skills and experience

126	Director development

127	Assessment

128	Board succession

Other information

129	Liability insurance

129	Loans to directors and officers

129	Directors’ approval

This symbol tells you where you can find more information

8	Manulife Financial Corporation

  About the meeting

This year’s annual meeting is on May 2, 2019.

Read this section to find out who can vote, how you can vote and what you’ll be voting on.

Questions? Call our transfer agent in your region if you have any questions:

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-318-8567

Where to find it

Who can vote	10
How to vote	11
What the meeting will cover	14

2019 Management information circular	9

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 6, 2019 (the record date), you’re entitled to receive notice of and vote at our 2019 annual meeting. We had 1,964,160,903 common shares outstanding as of this date and each share carries one vote.	About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

∎	the Government of Canada or any of its political subdivisions or agencies
∎	the government of a province or any of its political subdivisions or agencies
∎	the government of a foreign country or any foreign government’s political subdivisions or agencies
∎	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

10	Manulife Financial Corporation

ABOUT THE MEETING

How to vote

There are two ways to vote – by proxy or in person at the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

See page 13 for important details about voting by proxy

Registered shareholders and ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized

Vote by proxy You or your authorized representative must sign the proxy form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You’ll need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You’ll need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on April 30, 2019 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote in person at the meeting You’ll need to bring photo identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.	▶

Sending new instructions with a later date on how you wish to vote will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above.

Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on April 30, 2019 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chairman at the meeting before the meeting begins. The notice must be signed by you or your authorized representative.

2019 Management information circular	11

See page 13 for important details about voting by proxy

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must sign the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must sign the form.	▶	You can give your voting instructions in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chairman at his discretion, without notice.

Vote in person at the meeting You’ll need to bring photo identification with you to the meeting.	▶	Check in with our transfer agent when you arrive at the meeting. Do not complete the voting instruction form before the meeting because you’ll vote in person at the meeting.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.	▶

Follow the instructions on your voting instruction form, or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chairman at his discretion, without notice.

12	Manulife Financial Corporation

ABOUT THE MEETING

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, failing him, John M. Cassaday, Chairman (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions.

If you do not name a different proxyholder when you sign your form, you’re authorizing Mr. Gori or Mr. Cassaday to act as your proxyholder to vote for you at the meeting according to your instructions.

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting we’ll post the voting results on manulife.com, on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. Cassaday will vote:

∎	FOR the election of the 13 nominated directors in this circular
∎	FOR the appointment of Ernst & Young LLP as auditors
∎	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. Print the person’s name in the blank space provided on the proxy form or voting instruction form. Remember to tell them that they must attend the meeting, present photo identification, and vote your shares according to your instructions for your vote to count. If you do not specify how you want to vote your shares, your proxyholder can vote your shares using their best judgment.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 9 for details).

2019 Management information circular	13

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

We’ll present our 2018 consolidated financial statements and the auditors’ report on those financial statements. You can find a copy in our 2018 annual report on manulife.com.

2. Electing directors (see page 17)

You will elect 13 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All 13 nominated directors currently serve on the board.

You can read about the nominated directors beginning on page 17.

The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife family since 1905. The audit committee has recommended that the board re-appoint them as our auditors for fiscal 2019 to serve until the end of our next annual meeting.

We maintain independence from the external auditors through audit committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Ernst & Young’s own internal independence procedures. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years.

The audit committee believes there are benefits to having long-tenured auditors, including higher work quality because of the auditors’ institutional knowledge of our business and favourable fee structures because of the efficiencies gained from experience. In addition, if we brought in new auditors, we would spend significantly more time and resources helping them become familiar with the business.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year:

(in millions)	2018	2017
Audit fees	$29.0	$28.9
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings
Audit-related fees	$2.7	$2.7
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties
Tax fees	$0.4	$0.4
Includes tax compliance, tax planning and tax advice services
All other fees	$0.1	$0.3
Includes other advisory services
Total	$32.2	$32.3

14	Manulife Financial Corporation

ABOUT THE MEETING

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 42)

The board believes that executive compensation programs must be sound, fair and competitive with the market and support our strategy and progress.

The board recognizes the increased scrutiny

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist the audit committee in their oversight duties. The comprehensive review was last conducted in 2014, covering the five-year period ended December 31, 2013. The next comprehensive review is scheduled for 2019 and will cover the five-year period ended December 31, 2018.

The 2018 review looked at the engagement partner and team, their independence, objectivity and the quality of audit work performed.

of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives, philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2019 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

We discuss our executive compensation program and the impact our performance had on executive compensation for 2018 in detail starting on page 42. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

2019 Management information circular	15

If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns. We encourage any shareholders who may vote against the resolution to contact the board to discuss their specific issues or concerns (see page 110 for details about how to contact the board and page 119 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals for our 2020 annual meeting by 5 p.m. (Eastern time) on December 7, 2019 to consider including them in next year’s management information circular. Submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at http://laws-lois.justice.gc.ca.

Proxy access

We must receive nominations under our proxy access policy for our 2020 annual meeting by 5 p.m. (Eastern time) on December 7, 2019 to consider including them in next year’s management information circular (see page 120 for more information on our proxy access policy).

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

16	Manulife Financial Corporation

  About the directors

Read about the nominated directors before you vote your shares.

This year, 13 directors have been nominated for election to the board for a one-year term. All nominated directors were elected at our 2018 meeting. These directors have the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making.

Where to find it

Key things about the board	18
Director profiles	20

2018 board committee reports	33
How we pay our directors	37

2019 Management information circular	17

Key things about the board

Gender diversity

We promote gender diversity on our board and have a long-standing board diversity policy that covers age, gender,	42% of this year’s nominated independent directors are women.
ethnicity, disability, sexual orientation and geographic representation. The board has an objective that at least 30% of the independent directors should be women, a goal we’ve met since 2013, and aims to achieve gender parity among the independent directors. See page 123 for more about diversity.

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withheld than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

Term limits

Independent directors can serve on the board for up to 12 years to balance the benefit of experience with the need for new perspectives. We introduced this policy in 2013, and at the same time eliminated the mandatory retirement age of 72. See page 121 for more information. The board chair can be in the role for a full five-year term regardless of the number of years the individual has been a director.

2018 attendance

The table below shows the number of board and committee meetings held in 2018 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of, unless there are extenuating circumstances. All directors on the board at the time attended our 2018 annual meeting of shareholders.

	Number of meetings	Overall meeting attendance
Board	9	97%
Audit committee	5	100%
Corporate governance and nominating committee	5	100%
Management resources and compensation committee	6	96%
Risk committee	6	100%

18	Manulife Financial Corporation

ABOUT THE DIRECTORS

Committee memberships

Over May and June 2018, the board updated committee memberships and chair responsibilities to refresh the committees while maintaining some continuity. Every director, other than the board chair, sits on at least two committees.

The table below shows the committee memberships before the restructuring, and the new committee memberships (nominated directors only). Richard DeWolfe retired from the board on May 3, 2018. Pamela Kimmet resigned from the board effective September 4, 2018 and became Manulife’s Chief Human Resources Officer on October 1, 2018. Luther Helms will retire from the board on May 2, 2019 at the end of his term. The director profiles that follow include more information about each nominated director’s committee memberships.

	Corporate governance and nominating	Audit	Management resources and compensation	Risk
Before restructuring	Joseph Caron (chair) John Cassaday Richard DeWolfe Luther Helms Andrea Rosen	Sheila Fraser (chair) Susan Dabarno Luther Helms Thomas Jenkins John Palmer Andrea Rosen	John Cassaday (chair) Joseph Caron Susan Dabarno Tsun-yan Hsieh Pamela Kimmet James Prieur Lesley Webster	James Prieur (chair) Sheila Fraser Thomas Jenkins Pamela Kimmet Donald Lindsay John Palmer Lesley Webster
New committee memberships – nominated directors only	Andrea Rosen (chair) Ronalee Ambrose Joseph Caron John Cassaday Sheila Fraser John Palmer	Sheila Fraser (chair) Ronalee Ambrose Joseph Caron John Palmer Andrea Rosen	Donald Lindsay (chair) Susan Dabarno Tsun-yan Hsieh Thomas Jenkins James Prieur Lesley Webster	James Prieur (chair) Susan Dabarno Tsun-yan Hsieh Thomas Jenkins Donald Lindsay Lesley Webster

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculate the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $22.24, the closing price of our common shares on the Toronto Stock Exchange (TSX) on February 28, 2019. Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements. The minimum as of February 28, 2019 was $809,894 (US$615,000, using an exchange rate of US$1.00 = $1.3169).

2019 Management information circular	19

Director profiles

John M. Cassaday (Chairman)

Toronto, ON, Canada ∎ Age 65 ∎ Independent

Key competencies and experience

∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Public company executive/Director
∎ Digital transformation/Sales/Marketing

Mr. Cassaday has strong business and senior executive experience and also serves on other public company boards. This experience qualifies him to serve as the chair of Manulife’s board.

John Cassaday was appointed as Chairman of the Board on May 4, 2018. Mr. Cassaday was previously President and Chief Executive Officer of Corus Entertainment Inc., a position he held since its inception in 1999 until his retirement on March 31, 2015. Prior to Corus, Mr. Cassaday was Executive Vice President of Shaw Communications, President and Chief Executive Officer of CTV Television Network and President of Campbell Soup Company in Canada and the United Kingdom. He also serves on the board of Irving Oil Ltd. (non-public company).

Mr. Cassaday has an MBA (Dean’s List) from the Rotman School of Management at the University of Toronto as well as an Honorary Doctor of Laws from the University of Toronto and is a Member of the Order of Canada.

2018 meeting attendance

As Chairman, Mr. Cassaday is not a member of the audit, management resources and compensation or risk committees but attends at the invitation of the respective committee chair

Director since

April 1993

Term limit: 2023

2018 votes for:

96.92%

Public company boards (last five years)

∎ Sleep Country Canada Holdings Inc., 2015-present

∎ Sysco Corporation, 2004-present

∎ Spin Master Corp., 2015-February 2018

∎ Gibraltar Growth Corporation, 2015-2017

∎ Corus Entertainment Inc., 1999-2015

Board				9 of 9	100%
Board committees (Jan-May)
Corporate governance and nominating				1 of 1	100%
Management resources and compensation (chair)				3 of 3	100%
Board committees (May-Dec)
Audit				3 of 3	100%
Corporate governance and nominating				4 of 4	100%
Management resources and compensation				3 of 3	100%
Risk				4 of 4	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	21,840	175,120	196,960	$4,380,390	Yes
2018	21,840	157,699	179,539	$4,384,342
Change	0	17,421	17,421

20	Manulife Financial Corporation

ABOUT THE DIRECTORS

Hon. Ronalee H. Ambrose

Calgary, AB, Canada ∎ Age 49 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Technology/Operations
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Ms. Ambrose’s extensive government sector and business experience qualify her to serve on our board and as a member of the audit committee and the corporate governance and nominating committee.

Ronalee Ambrose has been a corporate director since retiring as a Member of Parliament of Canada in July 2017. Ms. Ambrose is a former Leader of Canada’s Official Opposition in the House of Commons and a former leader of the Conservative Party of Canada. She worked as Minister across nine Canadian government departments, and her service included the role of Vice Chair of the Treasury Board and chair of the cabinet committee for public safety, justice and aboriginal issues. She also served as the Minister responsible for the Status of Women, and is a recognized champion for the rights of women and girls.

In addition to serving as a corporate director, Ms. Ambrose is a Global Fellow at the Wilson Center’s Canada Institute in Washington, D.C., focusing on Canada-U.S. bilateral trade and North American competitiveness issues. In addition to the public companies listed to the right, she also serves on the board of Coril Holdings Ltd. (a private company) and the advisory board of the Canadian Global Affairs Institute.

Ms. Ambrose has a Bachelor of Arts from the University of Victoria and a Master of Arts from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

2018 meeting attendance

						Director since September 2017 Term limit: 2030 2018 votes for: 99.60% Public company boards (last five years) ∎ TransAlta Corporation, 2017-present
Board				9 of 9	100%
Board committees (Jan-June)
Management resources and compensation				2 of 3	67%
Risk				2 of 2	100%
Board committees (June-Dec)
Audit				3 of 3	100%
Corporate governance and nominating				4 of 4	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	6,000	11,567	17,567	$390,690	No
2018	0	2,411	2,411	$58,877
Change	6,000	9,156	15,156

Ms. Ambrose joined the board on September 1, 2017. Under the director equity ownership requirements, Ms. Ambrose elected to receive her entire 2018 annual board member retainer in DSUs.

2019 Management information circular	21

Joseph P. Caron

West Vancouver, BC, Canada ∎ Age 71 ∎ Independent

Key competencies and experience

∎ Talent management/Executive compensation
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Mr. Caron brings business, government and international experience to the board, providing a well rounded perspective that positions him well to serve on our board, and as a member of the audit committee and the corporate governance and nominating committee.

Joseph Caron is the former Principal and Founder of Joseph Caron Incorporated, a consulting business established in 2010 to provide strategic counsel to Asian businesses seeking to grow in Canada and Canadian businesses and organizations focused on development in Asia. His experience includes four years with HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP (2010 to 2013), and almost four decades with the Government of Canada where he served in a number of key diplomatic posts, including Ambassador to the People’s Republic of China (2001 to 2005), Ambassador to Japan (2005 to 2008) and High Commissioner to the Republic of India (2008 to 2010). He also serves on the board of the Vancouver International Airport.

Mr. Caron holds a Bachelor of Arts in Political Science from the University of Ottawa. He holds honorary degrees from York University and Meiji Gakuin University, and has been named a Distinguished Fellow of the Asia Pacific Foundation and an Honorary Research Associate of the University of British Columbia’s Institute of Asian Research.

2018 meeting attendance

						Director since October 2010 Term limit: 2023 2018 votes for: 99.57% Public company boards (last five years) ∎ Westport Innovations Inc., 2013-2016
Board				8 of 9	89%
Board committees (Jan-May)
Corporate governance and nominating (chair)				1 of 1	100%
Management resources and compensation				3 of 3	100%
Board committees (May-Dec)
Audit				3 of 3	100%
Corporate governance and nominating				4 of 4	100%
Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	8,836	47,154	55,990	$1,245,218	Yes
2018	8,836	40,964	49,800	$1,216,116
Change	0	6,190	6,190

22	Manulife Financial Corporation

ABOUT THE DIRECTORS

Susan F. Dabarno

Bracebridge, ON, Canada ∎ Age 66 ∎ Independent

Key competencies and experience

∎ Finance/Accounting           ∎   Digital transformation/Sales/Marketing
∎ Insurance/Reinsurance/Investment management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Ms. Dabarno brings extensive global wealth management and financial services experience to the board and her roles in various executive capacities and accounting background qualify her to serve on our board, and as a member of the management resources and nominating committee and the risk committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Fellow of Chartered Professional Accountants (FCPA) and holds a Class II Diploma from McGill University.

			Director since March 2013 Term limit: 2025 2018 votes for: 99.59% Public company boards (last five years) ∎ Cenovus Energy Inc., 2017-present ∎ People Corporation, 2011-March 2013
2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-June)
Audit	2 of 2	100%
Management resources and compensation	3 of 3	100%
Board committees (June-Dec)
Management resources and compensation	3 of 3	100%
Risk	4 of 4	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	45,250	6,134	51,384	$1,137,220	Yes
2018	45,000	4,117	49,117	$1,199,437
Change	250	2,017	2,267

2019 Management information circular	23

Sheila S. Fraser

Ottawa, ON, Canada ∎ Age 68 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Talent management/Executive compensation
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

Ms. Fraser’s extensive professional experience and her contributions to the accounting and auditing profession qualify her to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee. Her other board experience and international work provide an added perspective to her board and committee work.

Sheila Fraser is currently a corporate director. Ms. Fraser served as Auditor General of Canada from 2001 to 2011 and, prior to joining the Office of the Auditor General in 1999 as Deputy Auditor General, she was a partner at Ernst & Young LLP for 18 years.

Ms. Fraser’s contributions to the accounting and auditing profession include her current role as a Trustee of the International Financial Reporting Standards (IFRS) Foundation. She has also chaired two committees of the International Organization of Supreme Audit Institutions as well as the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants and, until December 31, 2013, was a member of the International Federation of Accountants-International Public Sector Accounting Standards Board.

She also serves on the board of the International Institute for Sustainable Development – Experimental Lakes Area (not-for-profit) as well as the board of the International Federation of Accountants (IFAC).

Ms. Fraser holds a Bachelor of Commerce from McGill University. She is an Officer of the Order of Canada and is a Fellow of the Institute of Chartered Professional Accountants of Ontario and the Ordre des comptables professionnels agréés du Québec.

			Director since November 2011 Term limit: 2024 2018 votes for: 98.84% Public company boards (last five years) ∎ Bombardier Inc., 2012-2017
2018 meeting attendance
Board	8 of 9	89%
Board committees (Jan-June)
Audit (chair)	2 of 2	100%
Risk	2 of 2	100%
Board committees (June-Dec)
Audit (chair)	3 of 3	100%
Corporate governance and nominating	4 of 4	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	580	55,949	56,529	$1,257,205	Yes
2018	580	49,416	49,996	$1,220,902
Change	0	6,533	6,533

24	Manulife Financial Corporation

ABOUT THE DIRECTORS

Roy Gori (President and Chief Executive Officer)

Toronto, ON, Canada  ∎ Age 49  ∎ Not independent (management)

Key competencies and experience

∎ Finance/Accounting        ∎   Digital transformation/Sales/Marketing
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Roy Gori is the President and Chief Executive Officer of Manulife, Canada’s largest insurance company, and one of the largest insurance and asset management companies in the world. Appointed in 2017, Roy’s early tenure as CEO has been marked by the introduction of a clear strategy that builds on Manulife’s strong foundations to include sharper focus on the customer and a shift to digital innovation, in line with the company’s mission to make customers’ decisions easier, and lives better.

Roy started his career at Citibank in 1989, where he held progressively senior roles and was finally responsible for the company’s Asia Pacific retail business, which included its insurance and wealth management business. In 2015, Roy joined Manulife as President and Chief Executive Officer for Asia. In that role, he was responsible for operations in 12 markets across Asia, driving Manulife’s rapidly growing business in the region.

As a champion for diversity and inclusion, Roy is the Chair of Manulife’s D&I Council. He is also a passionate advocate for health and wellness, promoting the benefits of behavioural insurance through award-winning products like Manulife Vitality and Manulife MOVE.

He holds a Bachelor of Economics and Finance from The University of New South Wales, and an MBA from the University of Technology, Sydney. He is a member of the Geneva Association and the Business Council of Canada. A native Australian, Roy has worked and lived in Sydney, Singapore, Thailand, and Hong Kong, and is now based in Toronto.

Director since October 2017 Term limit: applies to independent directors only 2018 votes for: 99.78% Public company boards (last five years) ∎ None
2018 meeting attendance
Board	9 of 9	100%
Board committees Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chairman and/or committee chair
Equity ownership As CEO, Mr. Gori has separate equity ownership requirements, which he meets. You can read more about this on page 49.

2019 Management information circular	25

Tsun-yan Hsieh

Singapore, Singapore  ∎ Age 66 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director
∎ Digital transformation/Sales/Marketing

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his Asia perspective, qualifies him to serve on our board, and as a member of the management resources and compensation committee and the risk committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.

Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

At the National University of Singapore, Mr. Hsieh holds the joint appointment of Provost Chair Professor at the Business School and the Lee Kuan Yew School of Public Policy.

He serves on the board of the following non-public companies and not-for-profit and other organizations: Duke-NUS Graduate Medical School Singapore, LinHart Group PTE Ltd. (Chairman/Director), Manulife US Real Estate Management Pte Ltd. (Chair), National University of Singapore Business School (Management Advisory Board), Singapore Institute of Management (Member of Governing Council) and Singapore Institute of Management Pte Ltd.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

			Director since October 2011 Term limit: 2024 2018 votes for: 98.48% Public company boards (last five years) ∎ Singapore Airlines, 2012-present ∎ Bharti Airtel Limited, 2010-2015
2018 meeting attendance
Board	8 of 9	89%
Board committees (Jan-June)
Management resources and compensation	3 of 3	100%
Board committees (June-Dec)
Management resources and compensation	3 of 3	100%
Risk	4 of 4	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	0	90,642	90,642	$2,015,878	Yes
2018	0	75,065	75,065	$1,833,087
Change	0	15,577	15,577

26	Manulife Financial Corporation

ABOUT THE DIRECTORS

P. Thomas Jenkins

Georgetown, Cayman Islands ∎ Age 59 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director
∎ Digital transformation/Sales/Marketing

    Mr. Jenkins brings extensive business perspective to our board and to the management resources and compensation committee and risk committee through experience in business, other public company boards and the boards and committees of various government, business and other organizations.

Thomas Jenkins is Chairman of the Board of OpenText Corporation. From 2005 to 2013, Mr. Jenkins was Chief Strategy Officer of OpenText. Prior to 2005, Mr. Jenkins was President and Chief Executive Officer of OpenText. Mr. Jenkins has served as a Director of OpenText since 1994 and as its Chairman since 1998.

He is a former director of BMC Software, Inc., a non-public software corporation based in Houston, Texas, and serves on the board of the following not-for-profit organizations: World Wide Web Foundation (Chair) and Ontario Global 100 Network (Chair).

Mr. Jenkins received an MBA from the Schulich School of Business at York University, a Masters of Applied Sciences from the University of Toronto and a Bachelor of Engineering & Management from McMaster University. Mr. Jenkins received an honorary doctorate of laws from the University of Waterloo and an honorary doctorate of Military Science from the Royal Military College of Canada. He is an Officer of the Order of Canada and a Fellow of the Canadian Academy of Engineering.

Director since

March 2015

Term limit: 2027

2018 votes for:

98.67%

Public company boards (last five years)

∎  OpenText Corporation, 1994-present

∎  TransAlta Corporation, 2014-April 2018

∎  Thomson Reuters Corporation, 2013-2017

2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-June)
Audit	2 of 2	100%
Risk	2 of 2	100%
Board committees (June-Dec)
Management resources and compensation	3 of 3	100%
Risk	4 of 4	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	0	51,934	51,934	$1,155,012	Yes
2018	0	37,754	37,754	$921,953
Change	0	14,180	14,180

2019 Management information circular	27

Donald R. Lindsay

Vancouver, BC, Canada ∎ Age 60 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Public company executive/Director

    Mr. Lindsay’s CEO and international business experience, and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services, qualify him to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Donald Lindsay is President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he has held since 2005.

Mr. Lindsay’s experience includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School.

			Director since August 2010 Term limit: 2023 2018 votes for: 99.47% Public company boards (last five years) ∎ Teck Resources Limited, 2005-present
2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-May)
Risk	2 of 2	100%
Board committees (May-Dec)
Management resources and compensation (chair)	3 of 3	100%
Risk	4 of 4	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	20,000	62,607	82,607	$1,837,180	Yes
2018	20,000	53,388	73,388	$1,792,135
Change	0	9,219	9,219

28	Manulife Financial Corporation

ABOUT THE DIRECTORS

John R.V. Palmer

Toronto, ON, Canada ∎ Age 75 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Risk management
∎ Talent management/Executive compensation
∎ Asia experience
∎ Government relations/Public policy/Regulatory
∎ Public company executive/Director

    Mr. Palmer’s experience with regulators in different jurisdictions, including seven years as Superintendent of Financial Institutions, Canada, and his accounting background qualify him to serve on our board, the audit committee and the corporate governance and nominating committee.

John Palmer was Chairman and a founding director of the Toronto Leadership Centre, an organization focused on leadership in financial supervision, until June 2018. Mr. Palmer was the Superintendent of Financial Institutions, Canada from 1994 to 2001, following his career at KPMG LLP (Canada) where he held senior positions, including Managing Partner and Deputy Chairman. He was also the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.

He serves on the boards of the following non-public companies: Sageco Advisory Services Inc. and Tenaugust Properties Inc.

Mr. Palmer holds a Bachelor of Arts degree from the University of British Columbia. He is a Fellow of the Institutes of Chartered Professional Accountants of Ontario and British Columbia and is a Member of the Order of Canada.

			Director since November 2009 Term limit: 2022 2018 votes for: 98.74% Public company boards (last five years) ∎ Fairfax Financial Holdings Limited, 2012-present
2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-June)
Audit	2 of 2	100%
Risk	2 of 2	100%
Board committees (June-Dec)
Audit	3 of 3	100%
Corporate governance and nominating	4 of 4	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	0	87,080	87,080	$1,936,659	Yes
2018	0	77,745	77,745	$1,898,533
Change	0	9,335	9,335

2019 Management information circular	29

C. James Prieur

Chicago, IL, U.S.A. ∎ Age 67 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Technology/Operations
∎ Asia experience
∎ Public company executive/Director

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, United States, and the United Kingdom.

He serves on the board of the Alberta Investment Management Corporation, a Crown corporation of the Province of Alberta, as well as the following not-for-profit organizations: President’s Circle of the Chicago Council on Global Affairs, and The Pacific Council on International Policy and its China Committee.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

			Director since January 2013 Term limit: 2025 2018 votes for: 99.58% Public company boards (last five years) ∎ Ambac Financial Group, Inc., 2016-present
2018 meeting attendance
Board	8 of 9	89%
Board committees (Jan-June)
Management resources and compensation	3 of 3	100%
Risk (chair)	2 of 2	100%
Board committees (June-Dec)
Management resources and compensation	3 of 3	100%
Risk (chair)	4 of 4	100%

Equity ownership (as at February 28)
Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	145,000	70,391	215,391	$4,790,296	Yes
2018	100,000	67,647	167,647	$4,093,940
Change	45,000	2,744	47,744

30	Manulife Financial Corporation

ABOUT THE DIRECTORS

Andrea S. Rosen

Toronto, ON, Canada ∎ Age 64 ∎ Independent

Key competencies and experience

∎ Finance/Accounting
∎ Insurance/Reinsurance/Investment management
∎ Risk management
∎ Talent management/Executive compensation
∎ Public company executive/Director

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualify her to serve on our board, as a member of the audit committee and as chair of the corporate governance and nominating committee.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Institute of Corporate Directors (not-for-profit).

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

Director since

August 2011

Term limit: 2024

2018 votes for:

99.80%

Public company boards (last five years)

∎  Ceridian HCM Holding Inc., 2018-present

∎  Emera Inc., 2007-present

∎  Hiscox Limited, 2006-2015

2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-May)
Audit	2 of 2	100%
Corporate governance and nominating	1 of 1	100%
Board committees (May-Dec)
Audit	3 of 3	100%
Corporate governance and nominating (chair)	4 of 4	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	11,500	86,941	98,441	$2,189,328	Yes
2018	11,500	83,552	95,052	$2,321,170
Change	0	3,389	3,389

2019 Management information circular	31

Lesley D. Webster

Naples, FL, U.S.A. ∎ Age 66 ∎ Independent

Key competencies and experience

∎ Finance/Accounting

∎ Insurance/Reinsurance/Investment management

∎ Risk management

∎ Technology/Operations

∎ Public company executive/Director

Ms. Webster’s extensive senior executive experience in financial services in the U.S., and in enterprise risk management, capital markets and trading in particular, qualifies her to serve on our board, the management resources and compensation committee and the risk committee.

Lesley Webster is President and founder of Daniels Webster Capital Advisors, an enterprise risk management consulting firm established in 2006. Ms. Webster has extensive financial industry experience and was Executive Vice President of JP Morgan Chase’s firm-wide Market and Fiduciary Risk Management from 1994 until 2005. Prior to that, she was global head of U.S. Dollar Fixed Income Derivatives at UBS Securities, Inc. and head of Fixed Income Arbitrage trading at Chase Manhattan Bank.

Ms. Webster earned a PhD in Economics from Stanford University and a Bachelor of Arts in Economics from the University of Illinois at Urbana.

			Director since October 2012 Term limit: 2025 2018 votes for: 99.59% Public company boards (last five years) ∎ MarketAxess Holdings Inc., 2013-2015
2018 meeting attendance
Board	9 of 9	100%
Board committees (Jan-June)
Management resources and compensation	3 of 3	100%
Risk	2 of 2	100%
Board committees (June-Dec)
Management resources and compensation	3 of 3	100%
Risk	4 of 4	100%

Equity ownership (as at February 28)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Meets equity ownership guideline
2019	12,000	48,865	60,865	$1,353,638	Yes
2018	12,000	42,608	54,608	$1,333,527
Change	0	6,257	6,257

32	Manulife Financial Corporation

ABOUT THE DIRECTORS

2018 board committee reports

Corporate governance and nominating committee

Andrea Rosen (chair) Ronalee Ambrose Joseph Caron John Cassaday Sheila Fraser Luther Helms John Palmer	All members of the corporate governance and nominating committee are independent. The Chairman is also a member.

The committee met five times in 2018. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

∎  Reviewed the necessary characteristics, experience and expertise for prospective directors, and revised the director skills matrix to align with Manulife’s ambitions for the future.

∎  Selected board recruitment firm to assist in identifying and recruiting potential candidates based on criteria established by the committee.

∎  Maintained and regularly refined the evergreen list of potential director candidates.

∎  Monitored corporate governance developments, and assessed current corporate governance practices against emerging best practices and other applicable requirements.

∎  Refreshed board committee memberships while maintaining continuity.

Developing effective corporate governance policies and procedures, including subsidiary governance and environmental and social governance issues (ESG)

∎  Updated board operations practices to enhance efficiency.

∎  Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

∎  Reviewed all significant changes in director status and confirmed no adverse impact.

∎  Reviewed the annual report on subsidiary governance.

∎  Reviewed reports on ESG strategy, trends, risks and opportunities.

∎  Worked with an independent consultant to assist in the implementation of assessments of the board, the chair of the board, the committees and chairs of each committee.

Developing and overseeing the processes for assessing board, committee and individual director effectiveness including the committee chairs and the board chair

∎  Enhanced the assessment process, with expanded peer assessments and management input.

∎  Reviewed and recommended that the board confirm the independence of the directors.

∎  Assessed the board’s relationship with management.

Coordinating the director orientation and education program	∎ Considered the relevant topics and developed the agenda for the director education program.
Reviewing director compensation

∎  Engaged independent advisor to perform review of director compensation.

∎  Approved changes to director compensation for 2019 to align with best practices, reduce compensation complexity and volatility and enhance director equity ownership requirements, while maintaining positioning of director compensation relative to market median.

The committee meets without management present at each meeting. The committee worked with an independent consultant, Meridian Compensation Partners, to conduct a comprehensive biannual review of director compensation, including an overview of best practices and industry trends, and a benchmarking exercise. Meridian’s fees in 2018 were $22,654. They were not retained in 2017. There is cross-membership between the corporate governance and nominating committee and the audit committee.

2019 Management information circular	33

Audit committee

Sheila Fraser (chair) Ronalee Ambrose Joseph Caron Luther Helms John Palmer Andrea Rosen	The audit committee and the board have determined that all members of the committee are independent, financially literate and that Sheila Fraser, Luke Helms, John Palmer and Andrea Rosen qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the conduct review committee.

The committee met five times in 2018, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information including the effectiveness of our systems of internal control over financial reporting

∎  Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

Overseeing the performance, qualifications and independence of our external auditors

∎  Conducted the annual review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

∎  Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

∎  Reviewed reports on compliance with applicable laws and regulations.

∎  Reviewed reports on the anti-money laundering/anti-terrorist financing program.

∎  Reviewed and updated the disclosure policy.

∎  Reviewed reports on litigation.

Overseeing our finance, actuarial, internal audit and global compliance functions

∎  Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Auditor and Global Compliance Chief.

∎  Reviewed the annual report of the independent actuarial peer reviewer.

∎  Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

∎  Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest and protecting confidential information and monitoring customer complaints

∎  Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

∎  Reviewed reports on compliance with the code and Ethics Hotline activities.

∎  Reviewed procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency	∎ Reviewed reports on the effectiveness of the procedures to identify material related party transactions.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, the CFO, Chief Risk Officer, Chief Actuary, Chief Auditor, Chief Information Risk Officer and Global Compliance Chief throughout the year. There is cross-membership between the audit committee and the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

34	Manulife Financial Corporation

ABOUT THE DIRECTORS

Management resources and compensation committee

Donald Lindsay (chair) Susan Dabarno Tsun-yan Hsieh Thomas Jenkins James Prieur Lesley Webster	All members of the management resources and compensation committee are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience.

The committee met six times in 2018. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

∎  Reviewed the 2018 compensation program, including outcomes of changes implemented in 2016 to simplify compensation plans, link pay more closely to performance and align compensation more closely with shareholder experience, and recommended the 2019 compensation program to the board for approval.

∎  Reviewed the results of the global employee engagement survey.

∎  Reviewed the compensation programs, including base pay, incentives, pension and benefit plans and made recommendations to the board.

∎  Reviewed reports on talent management.

∎  Reviewed updates to the global compensation policy.

Developing and maintaining succession plans for the CEO and other senior executives	∎ Reviewed and maintained succession plans for the CEO and reviewed the succession plans for senior executives.
Reviewing senior executive appointments before recommending them to the board for approval	∎ Reviewed several executive appointments and recommended to the board for approval.
Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

∎  Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and made compensation recommendations for approval by the board.

∎  Reviewed the performance assessment and compensation recommendations for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

∎  Reviewed the approach to senior executive compensation benchmarking.

∎  Reviewed our compensation peer group.

∎  Considered the feedback from shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy	∎ Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.
Overseeing governance of employee pension plans	∎ Reviewed the annual pension report and global benefits program report.

The committee meets without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2006. The committee chair approves all of the work undertaken by the independent advisor. Please see page 45 for more about the independent advisor. The committee met in private with their independent advisor throughout the year. There is cross-membership between the management resources and compensation committee and the risk committee.

2019 Management information circular	35

Risk committee

James Prieur (chair) Susan Dabarno Tsun-yan Hsieh Thomas Jenkins Donald Lindsay Lesley Webster	All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines.

The committee met six times in 2018, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

Key responsibility	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

∎  Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

∎  Reviewed reports from the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

∎  Reviewed reports on capital targets and ratios.

∎  Reviewed reports on the information services risk management program.

∎  Reviewed reports from business segments on the key risks and risk management strategies for the relevant business.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	∎ Reviewed risk appetite and risk limits and recommended to the board for approval, and considered the appropriate balance of risk and return.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	∎ Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	∎ Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

∎  Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

∎  Reviewed and approved the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies	∎ Reviewed and recommended that the board approve changes to the risk policy framework and related enterprise policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Global Chief Information Risk Officer, Chief Auditor, Global Compliance Chief, CFO, and the Chief Actuary throughout the year. There is cross-membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

36	Manulife Financial Corporation

ABOUT THE DIRECTORS

How we pay our directors

We structure director compensation with three goals in mind:

∎  to reflect directors’ responsibilities, time commitment and expected contribution

∎  to align directors’ interests with those of our shareholders

∎  to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 39 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2018. Fees are divided equally between the two companies.

Directors do not receive stock options or participate in a non-equity compensation plan or pension plan. Mr. Gori does not receive director compensation because he is compensated in the role of President and CEO.

Working with an independent compensation consultant, the board completed an

Key features of the new director compensation structure beginning in 2019:

∎  Directors are paid a single annual retainer. Meeting fees and the travel allowance have been eliminated. Committee chairs continue to receive a retainer to recognize the additional responsibilities and workload required by this leadership role.

∎  Directors must now receive at least 50% of their board retainer in deferred share units, even after they have met their equity ownership requirement.

∎  The director equity ownership requirement has increased from three times the annual board retainer to six times the mandatory equity portion of their annual board retainer.

extensive review of director compensation in 2018, and introduced a new flat fee structure and new director equity ownership requirements to align with best practices and reduce compensation volatility and complexity. The changes went into effect on January 1, 2019.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

In 2018 all directors were required to own common shares, preferred shares and/or deferred share units with a total market value of at least three times their annual board retainer (US$450,000). In 2019, this requirement has increased to six times the mandatory equity portion of their annual board retainer (US$615,000). Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. You can read more about this on page 49.

See pages 20-32 for information about each nominated director’s equity ownership. All directors exceed their equity ownership requirement except Ronalee Ambrose, who joined the board on September 1, 2017.

2019 Management information circular	37

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

Deferred share units vest in full on the grant date, but directors can only exchange their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). If a director chooses to receive shares in exchange for their deferred share units, we purchase shares on the open market. Deferred share units can only be transferred when a director dies.

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day prior to the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors – please see page 94 for more information.

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2018. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2018.

(as at December 31, 2018)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed
Ronalee Ambrose	11,567	$19.37	$224,052.79
Joseph Caron	47,154	$19.37	$913,372.98
John Cassaday	175,120	$19.37	$3,392,074.40
Susan Dabarno	6,134	$19.37	$118,815.58
Richard DeWolfe	145,004	$19.37	$2,808,727.48
Sheila Fraser	55,949	$19.37	$1,083,732.13
Luther Helms	98,622	$19.37	$1,910,308.14
Tsun-yan Hsieh	90,642	$19.37	$1,755,735.54
Thomas Jenkins	51,934	$19.37	$1,005,961.58
Pamela Kimmet	11,551	$19.37	$223,742.87
Donald Lindsay	62,607	$19.37	$1,212,697.59
John Palmer	87,080	$19.37	$1,686,739.60
James Prieur	70,391	$19.37	$1,363,473.67
Andrea Rosen	86,941	$19.37	$1,684,047.17
Lesley Webster	48,865	$19.37	$946,515.05

38	Manulife Financial Corporation

ABOUT THE DIRECTORS

Director compensation

Director fees

(US$)	2018	2019
Annual retainers
Board member	150,000	205,000
Chairman	400,000	400,000
Vice chair of the board[1] (paid in addition to the annual board member retainer and any other retainers that apply)	50,000	50,000
Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)	Variable	Variable
Committee chair retainers
Audit committee Management resources and compensation committee Risk committee Corporate governance and nominating committee	40,000 40,000 40,000 25,000	40,000 40,000 40,000 40,000

Committee retainers

New in 2019

Directors are paid a single annual retainer.

Committee retainers, meeting fees and the travel allowance have been eliminated. Committee chairs continue to receive a retainer to recognize the additional responsibilities and workload required by this leadership role.

Audit committee Management resources and compensation committee Risk committee Corporate governance and nominating committee	8,000 8,000 8,000 5,000
Meeting fees
Board meeting	2,000
Committee meeting (paid to committee members only)	1,500
Education session not held on a board or committee meeting date	1,500
Travel allowance for attending meetings (per round trip of at least 150 km)
Within North America, Europe or Asia	1,000
Between North America or Asia and Europe	1,500
Between North America and Asia	3,000

1	There is currently no vice-chair of the board.

2019 Management information circular	39

2018 Director compensation

The table below shows the compensation paid to the independent directors in 2018 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars using the opening Bank of Canada exchange rate on the business day before each quarterly payment date:

∎	US$1.00 = $1.2907 on March 29, 2018
∎	US$1.00 = $1.3297 on June 28, 2018
∎	US$1.00 = $1.3064 on September 27, 2018
∎	US$1.00 = $1.3644 on December 28, 2018.

	Annual fees

		Committee retainers		Meeting fees ($)

	Annual retainer	Chair	Member	Board	Board committee
Ronalee Ambrose	$198,420	$0	$18,829	$24,157	$27,863
Joseph Caron	$198,420	$11,105	$17,196	$21,428	$27,804
John Cassaday	$440,278	$17,768	$5,780	$5,241	$11,733
Susan Dabarno	$198,420	$0	$21,165	$24,157	$29,799
Richard DeWolfe	$177,683	$0	$0	$0	$0
Sheila Fraser	$198,420	$52,912	$18,829	$21,428	$25,868
Luther Helms	$198,420	$0	$17,196	$24,157	$25,868
Tsun-yan Hsieh	$198,420	$0	$16,811	$21,428	$23,932
Thomas Jenkins	$198,420	$0	$21,165	$24,157	$25,927
Pamela Kimmet	$132,558	$0	$14,140	$10,513	$21,613
Donald Lindsay	$198,420	$35,144	$17,630	$24,157	$23,932
John Palmer	$198,420	$0	$18,829	$24,157	$27,863
James Prieur	$198,420	$52,912	$21,165	$21,428	$27,863
Andrea Rosen	$198,420	$21,965	$17,196	$24,157	$25,868
Lesley Webster	$198,420	$0	$21,165	$24,157	$29,799

Pro-rated fees

Fees shown in the 2018 director compensation table were pro-rated as a result of the following:

∎	John Cassaday was appointed Chairman of the board on May 4, 2018.
∎	Committee chair and member retainers were pro-rated based on actual committee membership, which changed during the year. See page 19 for more information.
∎

Pamela Kimmet resigned from the board on September 4, 2018. She became Manulife’s Chief Human Resources Officer on October 1, 2018. The table above does not include compensation she received as a Manulife executive after October 1, 2018.

∎	Richard DeWolfe retired from the board on May 3, 2018.

40	Manulife Financial Corporation

ABOUT THE DIRECTORS

Total director compensation is capped at US$4 million ($5.31 million): US$2 million ($2.66 million) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using an average exchange rate for 2018 of US$1.00 = $1.3288. Total compensation paid in 2018 was below the capped amount.

Richard DeWolfe retired from the board on May 3, 2018. On his retirement, a donation in the amount of $20,000 was made to a charity of Mr. DeWolfe’s choice.

		All other compensation	Total compensation	Allocation of annual fees

Travel fees	Subsidiary board fees			Fees earned (cash)	Share-based awards (DSUs)
$7,985	$0	$0	$277,255	$78,835	$198,420
$8,059	$0	$0	$284,013	$184,803	$99,210
$0	$0	$0	$480,800	$240,400	$240,400
$4,020	$0	$0	$277,560	$237,990	$39,570
$2,620	$0	$20,000	$200,303	$180,303	$0
$6,621	$0	$0	$324,079	$224,869	$99,210
$6,679	$0	$0	$272,321	$136,160	$136,160
$12,071	$85,409	$0	$358,072	$85,409	$272,663
$5,388	$0	$0	$275,057	$0	$275,057
$3,950	$0	$0	$182,773	$116,494	$66,279
$6,679	$0	$0	$305,962	$152,981	$152,981
$0	$0	$0	$269,269	$134,635	$134,635
$9,350	$0	$0	$331,138	$331,138	$0
$0	$0	$0	$287,607	$287,607	$0
$7,985	$0	$0	$281,526	$182,316	$99,210
		TOTAL	$4,407,734

Subsidiary board fees

One of our directors received fees for services he provided to a subsidiary in 2018 through our subsidiary governance oversight program:

∎	Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd., and received fees for his services as shown in the table above.

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in deferred share units (DSUs) instead of cash:

∎	Fees earned is the amount received in cash.
∎	Share-based awards is the amount received in DSUs.

2019 Management information circular	41

  Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

Executive compensation details	88
Summary compensation table	88
Equity compensation	90
Retirement benefits	95
Termination and change in control	101
Compensation of employees who have a material impact on risk	106

42	Manulife Financial Corporation

EXECUTIVE COMPENSATION

Our compensation philosophy

We expect executives to make decisions that are in the long-term interest of the company. Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Pay for performance is at the core of our approach to executive compensation. Compensation is tied to the achievement of our short, medium and long-term goals, so that most of what our executives earn is variable and not guaranteed. In practice, this has meant that executives earn more when performance is strong, and earn less when performance is not strong. The board also has the discretion to adjust incentive payouts to reflect business performance.

We have set compensation for the majority of our named executives in U.S. dollars since 2004. As a global company, we draw from an international talent pool for executive talent at the most senior levels where U.S. dollars is the most common currency basis of compensation for these executives. Foreign exchange rates may impact how much the named executives receive, depending on the currency in which they are paid. Accordingly, we take this into consideration when making compensation decisions to ensure our named executives are appropriately and competitively positioned relative to our Canadian, U.S. and global peer companies.

Five principles guide every compensation decision

Pay for performance is at the core of our compensation approach

2019 Management information circular	43

COMPENSATION DISCUSSION AND ANALYSIS

What we do

Compensation aligned with long-term shareholder value
∎	most executive compensation is directly affected by our share price and performance share units vest and pay out based on relative TSR
∎	the annual incentive plan incorporates measures tied to our future success
∎	equity ownership guidelines, clawback provisions, stock option exercise restrictions and our code of business conduct and ethics discourage executives from taking undue risk

Compensation aligned with business strategy
∎	incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives
∎	performance measures are tied directly to our business strategy and shareholder value

Compensation and performance benchmarked against peer companies
∎	executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices
∎	aligned with the Financial Stability Board’s Principles for Sound Compensation Practices
∎	employees must annually certify compliance with our code of business conduct and ethics
∎	management resources and compensation committee gets independent advice
∎	shareholders have a say on executive pay
∎	we engage with shareholders about our executive compensation program

Compensation aligned with risk management objectives
∎	incentive compensation for heads of control functions in our segments is based on measures that are not directly linked to the business they oversee
∎	we stress test compensation plan designs
∎	the CEO and CFO must hold Manulife equity for one year after leaving Manulife
∎	executive compensation clawed back for wrongdoing, even when a financial restatement is not required
∎	the CRO and the risk committee review the alignment of compensation plans with risk management objectives
∎	incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management

What we don’t do

×	No grossing up of perquisites

×	No repricing or backdating of stock options

×	No hedging or monetizing of equity awards

×	No multi-year guarantees in employment agreements

×	No severance of more than two years on termination following a change in control

44	Manulife Financial Corporation

EXECUTIVE COMPENSATION

How the Manulife board oversees executive compensation

The table on the following page explains the role of the board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee works with Hugessen, a consulting firm that provides independent advice on executive compensation. Hugessen has been advising the management resources and compensation committee since 2006. The independent advisor:

∎ attends committee meetings

∎ provides advice about decisions related to compensation

∎ reports on compensation trends.

The table below shows the fees paid to Hugessen for its work with the committee in the last two years:

	2017	2018
Executive compensation-related fees	$467,235	$306,297
All other fees	$0	$0

Hugessen meets the requirements of an independent advisor and does not work with management directly without the committee’s prior approval. Hugessen did not perform any other work for Manulife in 2018 or 2017.

2019 Management information circular	45

COMPENSATION DISCUSSION AND ANALYSIS

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

∎ overall financial plans and strategy upon which the targets for our incentive programs are based

∎ major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

See page 122 for information about director independence
You’ll find more about each committee’s members and responsibilities starting on page 33

Management resources and

compensation committee

∎ oversees our approach to human resources, including the executive compensation program

∎ recommends major compensation decisions to the board

∎ all members are knowledgeable, senior business leaders with broad business experience as a senior officer or chair of the board of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

∎ there is cross-membership with the risk committee

Risk committee

∎ reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

∎ the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

∎ there is cross-membership with the management resources and compensation committee

Management’s executive

compensation committee

∎ includes the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer

∎ reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

∎ monitors the incentive program designs of our peers

∎ reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

∎ participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

∎ reviews the incentive compensation oversight process

∎ reviews changes to the compensation program with the risk committee to make sure they are in line with our risk management objectives

∎ also a member of management’s executive compensation committee

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EXECUTIVE COMPENSATION

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

◾  the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

◾  the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of
business risk by including performance measures in our incentive plans that align compensation with our business strategy
and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including

appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives
without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

See page 113 for information about our risk appetite and our enterprise risk management framework

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COMPENSATION DISCUSSION AND ANALYSIS

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans, and by integrating the consideration of our risk appetite into our incentive plans and performance assessments.

Program design

∎	compensation award horizons are appropriately balanced between short, medium and long-term
∎	incentive plans include several performance measures, combining various performance scenarios
∎	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
∎	performance share unit awards balance efficient use of capital and long-term equity growth
∎

compensation for the Chief Risk Officer, Chief Compliance Officer, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

∎	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

∎

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

∎

segment heads, with the support of their associated risk officers, human resources heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and to Manulife as a whole

∎	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
∎	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

∎	individual risk management objectives are included in annual goals for all senior leaders
∎

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

∎

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

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EXECUTIVE COMPENSATION

∎

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

Risk management policies

∎

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid

∎	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife
∎

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

∎

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year.

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. All the named executives meet or exceed the equity ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards and assume a performance factor of 100% for PSUs. Personally held shares are valued at the current market price.

The table following shows equity ownership for each named executive as at March 5, 2019. We calculated the value using the greater of $22.73, the closing price of Manulife common shares on the TSX on March 5, 2019, and the grant price. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = Cdn$1.3345 on that date.

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COMPENSATION DISCUSSION AND ANALYSIS

	Time at level	Required ownership as multiple of base salary	RSUs	PSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of base salary

Roy Gori	1.4 years	7.0	$3,139,479	$7,848,671	$0	$9,530,234	$20,518,384	14.0

Phil Witherington	1.2 years	4.0	$1,075,613	$2,358,133	$0	$0	$3,433,746	4.0

Warren Thomson	9.8 years	4.0	$1,187,358	$2,968,421	$5,100,298	$1,126,612	$10,382,689	9.3

Marianne Harrison	6.2 years	4.0	$2,093,706	$5,234,305	$205,550	$23,639	$7,557,200	7.8

Anil Wadhwani	1.3 years	4.0	$2,325,612	$2,498,738	$0	$0	$4,824,350	5.5

New for 2019

To encourage executives to increase their personal shareholdings, starting in 2019, 10% of annual incentives awarded and 10% of the vesting value of RSUs and PSUs will be delivered in Manulife common shares.

Roy Gori

As part of the process of relocating Mr. Gori from Hong Kong to Toronto in May 2017, his outstanding RSUs, PSUs and DSUs were replaced with Manulife common shares. His share-based awards were vested and settled and the after-tax proceeds were used to buy 421,492 shares that were placed in an escrow account and made subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. Mr. Gori did not receive additional units as part of this transaction. This arrangement ensured the awards earned by Mr. Gori while employed in Hong Kong were appropriately allocated and gave Mr. Gori substantial personal ownership of Manulife common shares in place of his share-based awards that would otherwise have settled in cash. The total value of his personal shareholdings, including the shares remaining in escrow, was $9,530,234. This is based on $22.73, the closing price of Manulife common shares on the TSX on March 5, 2019. See page 86 of our 2018 circular, which is available at manulife.com.

Warren Thomson

Mr. Thomson retired from Manulife on February 28, 2019. The value of his shareholdings was determined using the greater of $22.24, the closing price of Manulife common shares on the TSX on February 28, 2019, Mr. Thomson’s retirement date, and the grant price.

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EXECUTIVE COMPENSATION

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members and heads of control functions, including the named executives. The executive leadership team is comprised of our most senior leaders who have responsibility for setting our strategy. Base salary increases and medium and long-term incentives are awarded at the beginning of each year. Annual incentives are approved after the end of each year.

Review plan design See page 55 for this year’s compensation program

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

∎ compensation components

∎ compensation mix

∎ performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

▼
Set performance goals See pages 59 and 66 for this year’s performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

∎ reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

∎ reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

∎ reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

▼
Ongoing review of market and trends See page 53 for more about compensation benchmarking

The management resources and compensation committee:

∎ reviews and approves changes to the composition of the compensation and performance peer groups

∎ reviews the competitive positioning of target compensation against desired market positioning

∎ reviews ongoing trends

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COMPENSATION DISCUSSION AND ANALYSIS

Assess performance See pages 61 and 68 for this year’s performance results

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance metrics and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

▼
Finalize Compensation See the named executive profiles starting on page 70 for details about their compensation this year

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

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EXECUTIVE COMPENSATION

Benchmarking against our peers

We regularly benchmark our compensation against our peers to ensure compensation is competitive so we can attract and retain executive talent. We also benchmark our performance against our peers to assess our relative performance for our performance share unit awards.

Benchmarking compensation for individual roles

We look at how other companies compensate roles that are similar to ours, benchmarking each component of compensation as well as total direct compensation. This allows us to set compensation competitively so we can attract and retain high performing executive talent.

For our named executives, we primarily benchmark against our compensation peer group.

We also refer to pay information from three surveys published by prominent consulting firms:

∎	Diversified Insurance Survey: widely referenced survey of pay levels among major insurance companies in the United States
∎	Financial Services Executive Compensation Survey: survey of major financial institutions in Canada
∎	Insurance Executive Rewards Survey: survey of major insurance companies in the Asia Pacific region.

We target total direct compensation for our executives at the median level of the external market, but will position high performing executives above the median to reflect sustained high performance over time.

Peer groups

We use two peer groups:

∎	a compensation peer group to benchmark executive pay
∎	a performance peer group to assess our relative TSR for our performance share unit awards.

We review the companies in both groups each year to make sure they continue to meet the following criteria:

∎	are similar in size
∎	have an international footprint
∎	are in similar lines of business
∎	compete with us for talent (for the compensation peer group)
∎	have readily available compensation data (for the compensation peer group).

The management resources and compensation committee selected 11 companies that meet these criteria for the compensation peer group: seven insurance companies and four Canadian banks.

The performance peer group includes 12 companies: the seven insurance companies in the compensation peer group, and five additional insurance companies that meet the criteria of similar size, international footprint and similar lines of business. These insurance companies are not in the compensation peer group because they do not disclose compensation data in a manner that allows us to reliably benchmark compensation for our named executives.

The Canadian banks are not included in the performance peer group because, while they are important competitors for capital and Canadian talent, they are not true competitors

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COMPENSATION DISCUSSION AND ANALYSIS

for many of our business lines and have different exposure to macroeconomic market influences, making their share performance less relevant for comparison.

Based on its review in 2018, the management resources and compensation committee did not make any changes to the peer groups.

∎	AIA Group Limited	∎	Bank of Montreal
∎	MetLife, Inc.	∎	Bank of Nova Scotia
∎	Power Financial Corporation	∎	Royal Bank of Canada	▶	Compensation peer group
∎	Principal Financial Group Inc.	∎	Toronto-Dominion Bank
∎	Prudential Financial, Inc.
∎	Prudential plc
∎	Sun Life Financial Inc.
∎	Allianz SE
∎	Assicurazioni Generali SpA	▶	Performance
∎	Aviva plc		peer group
∎	AXA SA
∎	Zurich Insurance Group Ltd.

Where we rank in our compensation peer group

The graph below shows how we rank against the compensation peer group median by six factors, illustrating why this group is appropriate as a benchmark for compensation. Total assets, market capitalization and revenue are the most recently reported figures and are in U.S. dollars. TSR is based on the price of Manulife’s common shares on the Toronto Stock Exchange (TSX) for the periods ended December 31, 2018. For our peers, TSR is based on their primary stock exchange and on local currencies.

(source: Bloomberg)

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EXECUTIVE COMPENSATION

Our compensation program and 2018 performance

Total compensation

Our executive compensation program for the executives named in this circular has six key components.

Base salary Set in February of each year and effective March 1st	▶	Fixed compensation based on role, performance, qualifications and experience	▶

Each executive’s salary depends on:

∎ qualifications, experience and role

∎ performance in the role

∎ past promotions and career progression

∎ salaries paid for comparable roles at peer companies

∎ salaries of comparable roles within Manulife

We benchmark salaries and salary ranges at least once a year against comparable roles in peer companies and other executives at Manulife

Annual incentive

∎ annual cash-based
incentive

Awarded in February for the preceding year’s performance

  See page 59 for details

New for 2019 To encourage executives to increase their personal ownership in Manulife, starting in 2019, 10% of annual incentives awarded will be used to buy Manulife common shares on the open market through our Global Share Ownership Plan.

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours)

Ties compensation to short-term priorities that will result in sustainable performance over time

▶

We set a target award for each executive (a percentage of base salary) based on competitive market data and the executive’s level

The amount we actually pay depends on a combination of company and individual performance

Company performance objectives are tied to the achievement of performance targets that position the company for future success

Individual performance objectives are aligned with our company strategy and are tied to:

∎ financial performance

∎ contribution to the delivery of Manulife’s five strategic priorities

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COMPENSATION DISCUSSION AND ANALYSIS

Medium and

long-term incentives (equity-based incentives)

∎ restricted share units

∎ performance share units

∎ stock options

Awarded in the first quarter of each year

  See page 63 for details

To encourage executives to increase their personal ownership of Manulife shares, 10% of the vesting value of RSUs and PSUs awarded in 2019 and after will be used to buy Manulife common shares on the open market through our Global Share Ownership Plan.

▶

Variable compensation designed to reward senior executives for meeting company objectives and individual performance goals over a multi-year period

Ties compensation to company and share price performance over both the medium and long term

Strengthens retention and reinforces alignment with shareholder value, especially for senior executives

The grant value will differ from the actual payout, if any, based on Manulife’s share price and company performance relative to the objectives established at the time of the grant

▶

We set awards for each executive based on level, contribution, potential and market competitiveness, and benchmark the award levels every year against comparable roles in peer companies

The payout each executive ultimately receives depends on our performance:

∎ the value of restricted share units depends on the price of Manulife common shares at the time of vesting

∎ the value of performance share units depends on the price of Manulife common shares at the time of vesting, as well as on how we perform against internal and relative performance measures that are aligned with our company’s strategy

∎ the value of stock options depends on the difference in the price of Manulife common shares at the time of grant and when stock options are exercised

We do not consider the outstanding value of restricted share units, performance share units and stock options an executive already holds when granting awards

Pension See page 95 for details	▶	Assists our employees as they save for their retirement	▶	We typically offer capital accumulation plans, including defined contribution, cash balance and 401(k) plans, depending on the country where the employee works

Benefits and wellness	▶	Protects and invests in the well-being of our employees	▶	We offer group life, disability, health and dental insurance and wellness and other programs that reflect local market practice in the country where the employee works

Perquisites	▶	Offers market-competitive benefits	▶	We offer perquisites based on local market practice

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EXECUTIVE COMPENSATION

Compensation mix

The charts below show the mix of components that make up target total direct compensation for our senior executives, and how those components pay out over time.

Most of each executive’s compensation is variable (or at risk), and a significant portion is tied to our share price. The proportion of at risk pay increases by level, making the link between pay and performance more pronounced for senior executives, because of the greater influence they have on our results. The combination of different incentive plans ensures that senior executives consider both the short-term and the long-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive performance, align executive interests with those of shareholders, provide for competitive pay opportunities and encourage retention.

Chief Executive Officer Fixed pay 12% Base salary Variable pay 25% Annual incentive Medium and long-term incentives 13% RSUs 31% PSUs 19% Stock options 63% tied to share price 88% at risk

Senior executive vice presidents Fixed pay 20% Base salary Variable pay 25% Annual incentive Medium and long-term incentives 11% RSUs 27% PSUs 16% Stock options 55% tied to share price 80% at risk

Executive vice presidents Fixed pay 30% Base salary Variable pay 27% Annual incentive Medium and long-term incentives 22% RSUs 13% PSUs 9% Stock options 43% tied to share price 78% at risk

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation is aligned with business strategy and paid out over time

Salary (Set in February 2018) Annual incentive (Awarded in February 2019) Medium-term incentives (Granted in February 2018) Long-term incentive (Granted in Febraury 2018) paid in 2019 PSUs vest in 2021 vest in 2020 vest in 2019 vest in 2022 First opportunity to exercise in 2023 expire in 2028 New in 2019 RSUs vest after 36 months instead of 34 months. RSUs granted in March 2019 vest in March 2022.

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About the annual incentive award

Our annual incentive plan is designed to reward senior executives for meeting company objectives and individual performance goals over a calendar year where performance is assessed based on “what” was achieved (contribution) and “how” they were achieved (exhibiting our cultural behaviours). Incentive compensation for higher level positions is more influenced by total company results, while the emphasis at less senior levels in the organization is more on segment, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance measures and weightings are:

∎	linked to our strategy with targets set consistent with our board-approved plan
∎	stress tested and back tested to make sure potential awards are aligned with business performance and do not encourage inappropriate risk-taking
∎	recommended by senior management and reviewed and approved by the board.

How we calculate the award for the senior executives

Each executive has a target annual incentive equal to a percentage of their base salary. For named executives, the actual annual incentive award depends on both the company performance score, which can range from 0% to 200%, and individual performance. We assess individual performance against goals that are tied to the financial and operating results of the named executive’s business, strategic initiatives for the year, and on their contribution to Manulife as a whole, including their impact on our risk culture. The minimum award for named executives is zero and the maximum is 1.5 times target for the CEO and 2.5 times target for the other senior executives.

Performance criteria (weighting)

Net income attributed to shareholders 25%		Aligns compensation with shareholder experience
	◀	Threshold 25*	Target 100	Maximum 200
		30% below target	at target	40% above target
* Below threshold performance results in a score of zero.

Core earnings excluding core investment gains 25%		Reflects the underlying earnings capacity and is an important factor in valuing Manulife’s share price
	◀	Threshold 0	Target 100	Maximum 200
		25% below target	at target	25% above target

New business profitability 30%		Measures profitable growth in new business across our portfolio, including:
∎ New business value for insurance businesses ∎ Global Wealth and Asset Management core earnings
	◀	Threshold 0	Target 100	Maximum 200
		50% below target	at target	50% above target

Strategic focus 20%	◀

Customer, employee and strategic initiatives that are qualitative, but informed by quantifiable measures and deliverables aligned with our strategic and annual operating plan. Established at the beginning of the year and approved by the management resources and compensation committee.

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COMPENSATION DISCUSSION AND ANALYSIS

How the measures are defined

Net income attributed to shareholders: as disclosed in our annual report, available at manulife.com.

Core earnings excluding core investment gains: core earnings1 measures the underlying earnings capacity of our businesses. For the annual incentive plan, we exclude core investment gains1 to align with operational performance.

New business profitability: measures profitable growth in new business across our portfolio. Includes the following measures:

∎

New business value[1] for insurance businesses: represents the change in shareholders’ economic value as a result of sales[1] in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

∎

Global Wealth and Asset Management (WAM) core earnings[1]: core earnings of our Global WAM segment, which provides fee-based wealth solutions to our retail, retirement and institutional customers around the world.

1	These are non-GAAP measures, which you can read about below.

About non-GAAP measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles (GAAP) used for our audited financial statements.

Non-GAAP measures include core earnings; core return on equity; core investment gains; new business value; assets under management; assets under management and administration; expense efficiency ratio; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, assets under management, assets under management and administration, gross flows, new business value and APE sales); gross flows; net flows; and APE sales.

Non-GAAP financial measures are not defined terms under GAAP and are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For more information about these non-GAAP measures, see Performance and Non-GAAP Measures in our most recent management’s discussion and analysis, which is available on our website (manulife.com), on SEDAR (sedar.com) and on EDGAR (sec.gov/edgar).

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2018 annual incentive

The company performance score for the 2018 annual incentive award is 117% for the named executives. This is based on performance against measures and objectives that were set at the beginning of the year, in line with our board-approved business plan (see the table below).

You’ll find more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, in the profiles starting on page 70.

Company performance score for 2018

What we measured (weighting)	Performance range
	Threshold 0	Target 100	Maximum 200	Actual	Score	Weighted score
Net income attributed to shareholders[1,2] (25%) ($ millions)	3,472	4,960	6,945	4,676	86%	21%
Core earnings excluding core investment gains (25%) ($ millions)	3,435	4,580	5,725	5,210	155%	39%
New business profitability (30%) ($ millions) New business value (15%)	846	1,692	2,538	1,748	107%	33%
Global WAM core earnings (15%)	468	936	1,404	986	111%
Strategic focus[3] (20%) Customer, employee and strategic initiatives					120%	24%
2018 company performance score						117%

1	Threshold performance for net income results in a 25% payout factor; below threshold net income has a zero payout factor.

2

Net income attributed to shareholders of $4.8 billion, as disclosed in our 2018 annual report available at manulife.com, has been adjusted for the annual incentive award to exclude gains from updating our estimate of the one-time impact of the U.S. Tax Cuts and Jobs Act of 2017. See additional details below.

3	The score for customer, employee and strategic initiatives is based on performance against several predetermined goals established in our business plan.

Understanding the score

In 2018, we delivered the highest net income and core earnings in our history, and made strong progress on our new business profitability and strategic initiative targets.

Net income attributed to shareholders for the annual incentive award was $4,676 million, 6% below target, impacted by equity market declines in the fourth quarter of 2018 and restructuring charges related to our ongoing transformation.

Reported net income was $4,800 million, as disclosed in our 2018 annual report available at manulife.com. This included a $124 million gain that the board excluded when determining the 2018 annual incentive award. The gain reflected an update to the estimated impact of the U.S. Tax Cuts and Jobs Act of 2017 (U.S. Tax Reform), which lowered the U.S. corporate tax rate from 35% to 21% and placed limits on the tax

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COMPENSATION DISCUSSION AND ANALYSIS

deductibility of reserves. In 2017, the board excluded a $1.8 billion charge related to the impact of U.S. Tax Reform from the calculation of the annual incentive award, because legislative changes are outside of our control. Consistent with this approach, the board excluded the gain in 2018 resulting from our update to the impact of U.S. Tax Reform.

Core earnings excluding core investment gains were $5,210 million, 14% above target and 23% higher than in 2017 (on a constant exchange rate basis), highlighting our operating momentum with double-digit core earnings growth in all segments.

We continued to deliver strong new business profitability performance. New business value of $1,748 million was 3% above target and 20% higher than in 2017 (on a constant exchange rate basis). Global WAM core earnings were $986 million, 5% above target and 20% higher than in 2017 (on a constant exchange rate basis) reflecting higher fee income on higher average asset levels.

We made strong progress on our strategic priorities. Highlights from 2018 include:

∎

To optimize our portfolio and put our capital to best use, we launched several initiatives to improve capital efficiency in our legacy businesses, including the sale of alternative long-duration assets; reinsurance transactions on our legacy universal life and fixed annuity blocks; and the sale of our U.S. broker-dealer, Signator Investors. In 2018, we released $3.0 billion of capital from these initiatives and, once fully executed, we expect to release a further $0.7 billion in 2019.[1]

∎

To aggressively manage our costs to be competitive and create value in 2018, we announced initiatives expected to deliver annual run-rate savings of over $300 million[1], delivered $300 million of expense savings and improved our expense efficiency ratio from 2017 by 3 percentage points to 52%.

∎

To accelerate growth in our highest potential businesses, we are focused on expanding our distribution networks, products and services. For example, for behavioural insurance, in 2018 we expanded Manulife Vitality in Canada and John Hancock Vitality in the U.S., launched ManulifeMOVE in Singapore and increased the number of ManulifeMOVE eligible products and distributors in Hong Kong and mainland China.

∎

To put the customer first, we are implementing customer-centric digital processes and systems. In 2018, we simplified the claims process for our customers in Asia, we became the first Canadian life insurer to underwrite using artificial intelligence, we introduced a direct-to-consumer financial advice platform in the U.S., and we launched an innovative goals-based investing program in Canada.

∎

To have a high performing team, we are fostering the right culture to attract, retain and develop the best talent across the company. In 2018, we launched our refreshed corporate values, which define how we operate and how we work together. They inform how we interact with each other and our customers.

You can find more information about our financial results and our progress on our strategic priorities in our 2018 annual report at manulife.com.

[1]	See “Caution regarding forward looking statements” on page 8 of our 2018 annual report for more information.

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About the medium and long-term incentives

We grant equity-based incentives every year, offering a competitive mix of restricted share units, performance share units and stock options depending on the executive’s position. The table below shows the mix of equity-based incentives for 2018.

	RSUs	PSUs	Stock options
Chief Executive Officer	20%	50%	30%
Senior Executive Vice Presidents	20%	50%	30%
Executive Vice Presidents	35%	35%	30%
Chief Risk Officer/Chief Actuary	70%	0%	30%

New in 2019

To reduce hierarchy and promote teamwork and collaboration, in 2019 we combined our Senior Vice President, Executive Vice President and Senior Executive Vice President levels into one group of Senior Officers. As part of that change, we increased the weighting of PSUs for a larger group of executives, to increase the alignment of executive compensation with our financial performance and share price. Heads of control functions do not receive PSUs, to ensure their compensation is not tied to the performance of businesses they oversee. The table below shows the mix of equity-based incentives for 2019.

	RSUs	PSUs	Stock options
Chief Executive Officer	20%	50%	30%
Senior Officers
• on the executive leadership team	20%	50%	30%
• not on the executive leadership team	50%	30%	20%
Chief Risk Officer/Chief Actuary	70%	0%	30%
Chief Compliance Officer/Chief Auditor	80%	0%	20%

2019 Management information circular	63

COMPENSATION DISCUSSION AND ANALYSIS

	Medium-term incentives		Long-term incentive
	Restricted share units	Performance share units	Stock options
What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout	Vest and pay out in cash within three years Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest

Vest and pay out in cash within three years

The number of units that vest depends on our performance against absolute and relative performance measures that are set at grant, aligned with our strategy and approved by the board

Their payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the performance share unit performance factor

  See page 66 for details about the performance conditions for the PSUs awarded for 2018

Vest 25% every year for four years from the grant date

Stock options granted in 2015 and later cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

Their ultimate value is the difference between the exercise price and the price of Manulife common shares on the TSX when they’re exercised

Stock options expire at the end of 10 years and are only transferable when the executive dies

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying units		Do not earn dividend equivalents

Grants

The grant price is the closing price of Manulife common shares on the TSX on the last trading day before the grant date or the average closing price for the 10 trading days before the grant date (whichever is higher)

The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, retiring Senior Officers have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Blackout periods

Medium and long-term incentives are not granted when our insiders are prohibited from trading, which is commonly referred to as a blackout period. Annual awards are normally granted 10 or more trading days following the end of the blackout period after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period

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EXECUTIVE COMPENSATION

How we calculate the payout for performance share units

Performance share units vest and pay out based on the following formula.

Targets for the three-year performance period are set at the time of the grant, consistent with our business plan. The board can adjust the calculated result up or down when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

See page 54 for information about the performance peer group.

Changes beginning with the 2017 awards

Simplified performance measures

∎ three measures instead of six

∎ single performance period of three years instead of three distinct periods, with targets set in advance

∎ no overlap with the short-term incentive measures

Better link between pay and performance

∎ increased the weighting of PSUs to 50% from 35% of equity-based awards for the CEO and the executive leadership, including other named executives

Improved alignment with shareholders

∎ relative TSR now a measure instead of a modifier, increasing alignment with the shareholder experience

∎ vesting and performance periods extended to three full years so they align more closely to our publicly reported results. PSUs awarded in 2017 vest in 2020, and PSUs awarded in 2018 vest in 2021

2019 Management information circular	65

COMPENSATION DISCUSSION AND ANALYSIS

Performance criteria for the 2017 and 2018 PSU grants (weighting)

Book value per share excluding AOCI (33%)		Focuses on long-term growth in equity needed to support the company’s growth, and is used to value insurance companies and investment firms.
	◀	Threshold 0	Target 100	Maximum 180
		10% below target	at target	8% above target

Core return on equity (33%)		Reflects the efficient use of capital in generating core earnings.
	◀	Threshold 0	Target 100	Maximum 180
		40% below target	at target	32% above target

Relative TSR (34%)		Compared to the median of our performance peer group as measured on the NYSE.
	◀	Threshold 0	Target 100	Maximum 180
		30 percentage points below median	median	24 percentage points above median

We disclose targets for our PSUs at the time of payout when comparing performance to actual results. Disclosure of targets before the end of the performance period would seriously prejudice Manulife’s interests because this could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

How the measures are defined

Book value per share excluding accumulated other comprehensive income (AOCI): Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results.

Core return on equity1: Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity.

Relative TSR: TSR is a measure of the performance of common shares held by investors. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the median TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

1	This is a non-GAAP measure, which you can read about on page 60.

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EXECUTIVE COMPENSATION

Payout for medium-term incentives that were awarded in 2016

Restricted share units and performance share units awarded in 2016 vested on December 15, 2018. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Combined performance factor	Vesting date price	Payout as a % of grant value
2016 RSUs	Dec 15, 2018	$17.59	–	$19.87	126%
2016 PSUs	Dec 15, 2018	$17.59	97%	$19.87	122%

The 2016 PSUs are the final awards that were granted under the previous design, which included a 34-month performance period and a combined performance factor. The combined performance factor for the 2016 PSUs was 97%. Performance was assessed using performance measures and goals that were set in 2016, at the time of the grant, in line with our board-approved business plan.

								As a percentage of original award
Roy Gori	–		–		–		–	–
Phil Witherington	12,167	x	97%	x	$19.87	=	$234,499	122%
Warren Thomson	70,226	x	97%	x	$19.87	=	$1,353,533	122%
Marianne Harrison	61,066	x	97%	x	$19.87	=	$1,176,980	122%
Anil Wadhwani	–		–		–		–	–

Mr. Gori’s 2016 PSUs vested and were settled in 2017 as part of his relocation from Hong Kong, and the after-tax proceeds were used to buy 73,761 common shares in the open market that were placed in an escrow account. When the 2016 PSUs vested, 71,549, or 97%, of Mr. Gori’s shares were released from escrow and transferred to him, and 2,212 shares were forfeited. This represents a value of $1,421,679 delivered to Mr. Gori based on the share price of $19.87 in the table above. Mr. Gori did not receive any cash as a result of his PSUs vesting in 2017, or on December 15, 2018 when the rest of Manulife’s 2016 PSU awards vested. You can find more information about this arrangement on page 86 of our 2018 circular, which is available at manulife.com.

2019 Management information circular	67

COMPENSATION DISCUSSION AND ANALYSIS

Combined performance factor

In accordance with the terms of the 2016 PSU grant, each year’s performance score was measured separately. PSU grants since 2017 are based on a single three-year performance period and use the simplified plan design (see page 65 for details).

		Performance range
	What we measured (weighting)	Threshold 0	Target 100	Maximum 150	Actual	Score	Weighted score
Performance period 1 (36% weight) January 1, 2016 to December 31, 2016	Net income attributed to shareholders ($ millions) (25%)	$2,008	$4,015	$5,019	$2,929	46%	11%
	Return on equity (25%)	5.1%	10.3%	12.7%	7.3%	42%	11%
	Average quarterly MCCSR ratio[1] (25%)	80% of target	100% of target	115% of target		119%	30%
	Global WAM core earnings ($ millions) (12.5%)	$342	$683	$854	$629	84%	11%
	New business value ($ millions) (12.5%)	$618	$1,235	$1,544	$1,226	98%	12%
Weighted average performance score for performance period 1							75%
Performance period 2 (36% weight) January 1, 2017 to December 31, 2017	Net income attributed to shareholders ($ millions) (25%)	$1,985	$3,970	$4,963	$4,767	140%	35%
	Return on equity (25%)	4.7%	9.5%	11.9%	11.7%	147%	37%
	Average quarterly MCCSR ratio[1] (25%)	80% of target	100% of target	115% of target		115%	29%
	Global WAM core earnings ($ millions) (12.5%)	$451	$903	$1,129	$788	75%	9%
	New business value ($ millions) (12.5%)	$781	$1,563	$1,954	$1,472	88%	11%
Weighted average performance score for performance period 2							121%
Performance period 3 (28% weight) January 1, 2018 to September 30, 2018	Net income attributed to shareholders ($ millions) (25%)	$1,939	$3,878	$4,847	$3,958	104%	26%
	Return on equity (25%)	5.8%	11.6%	14.5%	12.2%	111%	28%
	Average quarterly LICAT ratio[1] (25%)	95% of target	100% of target	110% of target		133%	33%
	Global WAM core earnings ($ millions) (12.5%)	$450	$900	$1,125	$699	55%	7%
	New business value ($ millions) (12.5%)	$724	$1,447	$1,809	$1,247	72%	9%
Weighted average performance score for performance period 3							103%
Manulife performance factor = weighted average of the three periods (A)							99%
Relative TSR performance modifier (B)							98%
Combined performance factor (A x B)							97%

1

MCCSR ratio was a regulatory ratio used by the Office of the Superintendent of Financial Institutions Canada (OSFI) until 2018 to evaluate the financial strength of an insurer and its ability to meet its obligations to policyholders. On January 1, 2018, OSFI replaced MCCSR with the Life Insurance Capital Adequacy Test (LICAT). We updated the 2018 performance period to include LICAT, and created LICAT targets and ranges equivalent to those created for MCCSR. The score represents the average of the quarterly MCCSR/LICAT scores for the relevant performance period. Quarterly scores were calculated by comparing the MCCSR/LICAT ratio that Manufacturers Life achieved each quarter with the internal capital target for that quarter.

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EXECUTIVE COMPENSATION

Manulife performance factor

The Manulife performance factor of 99% reflects our performance against targets for the performance measures across the 33-month performance period (January 2016 to September 2018).

In calculating the performance factor, the board excluded the impacts of U.S. Tax Reform and management’s decision to change the asset portfolio mix supporting our legacy blocks. Net income attributed to shareholders and return on equity (in 2017 and 2018) and Global WAM core earnings (in 2018) were adjusted to exclude charges of $2.7 billion in 2017 and net gains of $249 million in 2018 related to the above items.

The board adjusted for the impact of these items because we believe compensation should be aligned with long-term shareholder value: senior executives should not be penalized when they take actions that are in the long-term best interest of shareholders even though there may be short term effects on net income, or where there are legislative changes outside our control. You can read more about this on page 71 of our 2018 circular, available at manulife.com.

Net income and return on equity were negatively impacted in 2016 largely due to macroeconomic factors and charges resulting from the net strengthening of actuarial reserves. More favourable results in 2017 and 2018 offset the 2016 impacts such that, on average, net income and return on equity were aligned with targets across the performance periods. While good advances were made in both Global WAM core earnings and new business value, we fell short of the growth targets set in our 2016 plan. Our capital position was favourable relative to targets throughout the performance period.

Relative TSR performance modifier

The modifier of 98% reflects the performance of our share price compared with the median of our performance peer group across the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers. Our TSR was 29.1%, 3.1 percentage points below the median, resulting in a modifier of 98%.

Performance period

January 1, 2016 to September 30, 2018 (NYSE)

2019 Management information circular	69

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of the named executives

Roy Gori, President and CEO

Mr. Gori is President and CEO and a member of the board of directors. He has overall responsibility for our strategy, operations and performance. Mr. Gori joined Manulife in 2015 as President and CEO, Manulife Asia, and was promoted to his current role on October 1, 2017.

Mr. Gori led Manulife’s change agenda in 2018, including executing on our five priorities and moving us closer to our goal of becoming the most digital, customer centric global company in our industry. He also delivered strong financial results. The information below describes the results that went into determining his compensation for 2018.

Financial

∎  Record net income attributed to shareholders of $4.8 billion, $2.7 billion higher than 2017 but below target. Earnings per common share were $2.34, up from $0.98 in 2017

∎  Record core earnings[1] of $5.6 billion, above target and 23%[2] above 2017 with double-digit growth across all operating segments

∎  Strong core return on equity[1] of 13.7%, up 2.4 percentage points from 2017

∎  Strong new business profitability with new business value[1] of $1.7 billion, above target and 20%[2] higher than 2017, and Global WAM core earnings[1] of $986 million, above target and 21%[2] higher than 2017

∎  Global WAM delivered net flows[1] of $1.6 billion in 2018, the ninth consecutive year of net inflows

Progress against Manulife’s five strategic priorities

Portfolio optimization

∎  Entered into six reinsurance treaties, executed on alternative long duration asset sales, and disposed of Signator Investors, our former U.S. broker-dealer

∎  Released $3.0 billion in capital from these portfolio optimization initiatives and, once fully executed, we expect to release a further $0.7 billion in 2019[3]

Expense and operating efficiency

∎  Delivered expense savings of $300 million in 2018

∎  Limited growth of expenses included in core earnings to 3%, less than half the rate of the previous five-year period

∎  Developed plans to deliver $1 billion of expense saves by 2022[3]

Accelerate high potential businesses

∎  Delivered over 55% of core earnings from high potential businesses

∎  Achieved 20%[2] and 21%[2] core earnings growth in Asia and Global WAM, respectively

∎  Improved our competitive position in the Canadian insurance market with the re-introduction of participating insurance

∎  Continued momentum in John Hancock Vitality and Manulife Vitality sales as customers respond to the offer to earn rewards and save money while improving their own health

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis.
[3]	See “Caution regarding forward-looking statements” on page 8 of our 2018 annual report for more information.

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EXECUTIVE COMPENSATION

Digital, customer leader

∎  Added 1.5 million net new customers to our organization, bringing our total customer count to 27.7 million

∎  Established a global net promoter system Centre of Excellence and a globally consistent relational net promoter score (rNPS) measurement methodology

∎  Surpassed 2 million robotics transactions, introduced artificial intelligence underwriting, and were first to accept all types of Group claims online or mobile in Canada

∎  Furthered our digital strategy in the U.S. with the first wealth management app featured as the “app of the day” in Apple’s Appstore

High performing team & culture

∎ Realigned the organization to our strategy, establishing the Global WAM segment, as well as our Legacy team to focus on portfolio optimization

∎ Implemented key organizational changes and attracted a world-class Chief Human Resources Officer

∎ Engaged employees in developing our company’s new mission and values and renewed our global Brand

∎ Implemented initiatives to improve trajectory of women in leadership roles, such as ensuring diverse candidate slates for officer roles, and launching a digital interactive learning program for 1,200 women in technology for skill building and development

2019 Management information circular	71

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Gori for 2018, and his base salary and medium and long-term incentives for 2019, based on the recommendation of the management resources and compensation committee.

The board established Mr. Gori’s compensation taking into account Manulife’s 2018 financial results and our performance against our peers, the progress made against our key strategic priorities, and Mr. Gori’s strong personal contributions. It also takes into consideration his future potential contribution, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)	2016	2017	2018	2019 target
Base salary	$750,000	$932,192	$1,100,000	$1,100,000
Annual incentive	$1,300,000	$2,404,000	$3,088,800	$2,200,000
Transition payment[1]		$1,500,000
Medium-term incentive
• PSUs	$1,050,000	$2,125,000	$2,600,000	$2,800,000
• RSUs	$750,000	$850,000	$1,040,000	$1,120,000
Long-term incentive
• stock options	$1,200,000	$1,575,000	$1,560,000	$1,680,000
Total direct compensation	$5,050,000	$9,386,192	$9,388,800	$8,900,000

1	The transition payment in 2017 was intended to neutralize the tax and other personal financial consequences of Mr. Gori’s relocation from Hong Kong to Toronto.

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EXECUTIVE COMPENSATION

Mr. Gori’s 2019 target total direct compensation amount takes into consideration the global scope and complexity of his role as President and CEO, what our peers pay for similar roles and what other senior executives at Manulife are paid. The committee received independent advice and additional research and analysis from its external compensation consultant when developing the compensation package for Mr. Gori’s role as President and CEO. The board believes that Mr. Gori’s 2019 target is appropriate, and that the pay mix emphasizes the focus on Manulife’s long-term performance and aligns with shareholder experience.

Base salary

Mr. Gori’s salary did not change in 2018 and has not changed for 2019.

Annual incentive

Mr. Gori’s 2018 annual incentive award was approved and paid in February 2019. It was 140% of his target and 28% higher than his 2017 award.

You can read about the annual incentive plan and our performance for the year starting on page 59.

Medium and long-term incentives

Mr. Gori’s 2018 medium and long-term incentive awards totaled US$5,200,000. The award, made in February 2018, was based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

You can read about the performance criteria for the performance share units starting on page 66.

In February 2019, the board approved US$5,600,000 in medium and long-term incentives for 2019, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Gori realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

2019 Management information circular	73

COMPENSATION DISCUSSION AND ANALYSIS

Phil Witherington, Chief Financial Officer

Mr. Witherington became Manulife’s Chief Financial Officer on
January 1, 2018. He is responsible for managing Manulife’s
financial affairs, including finance, accounting, capital, treasury, taxation, investor relations, financial regulation, and for our property and casualty reinsurance operations. Mr. Witherington joined Manulife in 2014 and was Interim President & Chief
Executive Officer Manulife Asia prior to his January 2018
promotion. He is a member of Manulife’s executive leadership team.

In his first year as CFO, Mr. Witherington significantly improved Manulife’s capital position, slowed the pace of expense growth, enhanced the reporting framework and continued the build out of a diverse team. The information below describes the results that went into determining his compensation for 2018.

Financial

∎  Record net income attributed to shareholders of $4.8 billion, $2.7 billion higher than 2017 but below target. Earnings per common share were $2.34, up from $0.98 in 2017

∎  Record core earnings[1] of $5.6 billion, above target and 23%[2] higher than 2017

∎  Strong core return on equity[1] of 13.7%, up 2.4 percentage points from 2017

∎  Maintained a healthy capital position and strengthened the life insurance capital adequacy test (LICAT) ratio to 143% as at December 31, 2018, compared with a supervisory target of 100%

∎  Improved the financial leverage ratio by 1.7 percentage points to 28.6% as at December 31, 2018

∎  Expense efficiency ratio[1] improved by 3.4 percentage points to 52.0%

Contribution to the delivery of Manulife’s five strategic priorities

∎  Released $3.0 billion in capital from portfolio optimization initiatives and, once fully executed, we expect to release a further $0.7 billion in 2019[3]

∎  Delivered expense saves and avoidance of $300 million in 2018, and developed plans to deliver $1 billion of expense saves by 2022[3]

∎  Contributed to the review of enterprise strategy, including the development and introduction of new metrics and targets that were communicated at our 2018 Investor Day

∎  Ensured the investor communications and reporting process was seamless during the transition in roles, led preparations for our 2018 Investor Day and improved transparency through enhancements to external reporting

∎  Improved management systems to dynamically monitor progress and drive accountability

∎  Attracted talent and made strategic appointments, including a new CFO for Asia and a new global head of Investor Relations. Created a new global planning and analysis role and developed key succession plans

∎  Improved diversity with women in 29% of finance roles at or above the vice president level

[1]	These are non-GAAP measures, which you can read about on page 60.

[2]	Presented on a constant exchange rate basis.
[3]	See “Caution regarding forward-looking statements” on page 8 of our 2018 annual report for more information.

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EXECUTIVE COMPENSATION

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Witherington for 2018, and his base salary and medium and long-term incentives for 2019, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Witherington’s compensation taking into account our company performance and relative performance against our peers, Mr. Witherington’s future potential contribution, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

	(in CAD$)	(in CAD$)
	2018	2019 target
Base salary	$850,000	$867,000
Annual incentive	$1,492,000	$1,170,450
Medium-term incentive
• PSUs	$1,000,000	$1,100,000
• RSUs	$400,000	$440,000
Long-term incentive
• stock options	$600,000	$660,000
Total direct compensation	$4,342,000	$4,237,450

2019 Management information circular	75

COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Witherington’s salary for 2018 was CAD$850,000. In 2019, the board approved an increase of 2.0% effective March 1, 2019.

Annual incentive

Mr. Witherington’s 2018 annual incentive award was approved and paid in February 2019. It was 140% of his target. The board approved an increase to Mr. Witherington’s target annual incentive to 135% of salary, effective January 1, 2019.

Medium and long-term incentives

Mr. Witherington’s 2018 medium and long-term incentive awards totaled CAD$2,000,000. The award, made in February 2018, was based on his performance, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2019, the board approved CAD$2,200,000 in medium and long-term incentives for 2019, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Witherington realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

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EXECUTIVE COMPENSATION

Warren Thomson, Senior Executive President and Chief Investment Officer
Mr. Thomson retired as Chief Investment Officer on February 28, 2019. He was responsible for Manulife’s general account investment operations, as well as the Global Wealth and Asset Management (Global WAM) segment, which together manage and administer over $1 trillion in assets. He was a member of Manulife’s executive leadership team.

In 2018, Mr. Thomson substantially completed the redesign of our Global WAM organization and continued to expand our product offerings while delivering expense savings. The information below describes the results that went into determining his compensation for 2018.

Financial

∎  Generated $600 million of investment-related experience gains, above target

∎  Delivered Global WAM core earnings[1] of $986 million, above target and an increase of 21%[2] compared with 2017

∎  Generated positive net flows[1] of $1.6 billion in our Global WAM segment, marking 9 consecutive years of net inflows

∎  Gross flows[1] were $119.0 billion, below target and down 2%[2] from 2017

Contribution to the delivery of Manulife’s five strategic priorities

∎  Released $1.9 billion in capital through the sale of alternative long-duration assets backing some of our legacy businesses

∎  Launched the John Hancock Infrastructure Fund, providing third-party investors with access to direct private equity investments and co-investments in the U.S. infrastructure sector

∎  Acquired two U.S. commercial office buildings through our U.S. Real Estate Investment Trust in Singapore, which spurred additional flows

∎  Completed several initiatives to improve our hedging effectiveness and reduce interest rate sensitivities

∎  Continued to modernize our operations, technology and data platforms through our Global Optimization program, including implementation of a global trading and order platform and enhanced data infrastructure

∎  Launched an innovative goals-based investing program powered by advanced data analytics and dynamic liability-driven investment, the first time this type of investment strategy has been offered to retail customers in Canada

∎  Introduced My Money Connector, an aggregation tool to help clients manage their finances

∎  Implemented key organizational changes to establish our Global WAM organization to leverage scale globally and drive alignment with our strategic priorities

[1]	These are non-GAAP measures, which you can read about on page 60.

[2]	Presented on a constant exchange rate basis.

2019 Management information circular	77

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Thomson for 2018, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Thomson’s compensation taking into account our company performance and relative performance against our peers, the competitive positioning of his compensation, the alignment of his compensation with shareholder interests and the impact of foreign exchange rates as his compensation is established in U.S. dollars.

(in US$)	2016	2017	2018
Base salary	$820,000	$820,000	$835,000
Annual incentive	$1,200,000	$2,300,000	$2,247,000
Medium-term incentive
• PSUs	$805,000	$1,100,000	$1,100,000
• RSUs	$575,000	$440,000	$440,000
Long-term incentive
• stock options	$920,000	$660,000	$660,000
Total direct compensation	$4,320,000	$5,320,000	$5,282,000

Base salary

In 2018, the board approved an increase of 1.8% effective March 1, 2018. Mr. Thomson’s salary did not change in 2019.

Annual incentive

Mr. Thomson’s 2018 annual incentive award was approved and paid in February 2019. It was 135% of his target and 2% lower than his 2017 award, reflecting strong core earnings performance in our Global WAM segment and positive net flows.

Medium and long-term incentives

Mr. Thomson was granted a total of US$2,200,000 in medium and long-term incentives for 2018. The award, made in February 2018, was based on his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders. Mr. Thomson did not receive a medium and long-term incentive award in 2019 due to his retirement.

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EXECUTIVE COMPENSATION

Marianne Harrison, President and CEO, John Hancock
Ms. Harrison is responsible for all aspects of John Hancock’s operations, providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S. She also operates as a matrix leader to the U.S. Mutual Fund business and the U.S. Retirement Plan Services business, which have primary accountability into the Global WAM segment. She is a member of Manulife’s executive leadership team.

Ms. Harrison led the execution of Manulife’s aggressive strategy for transforming the U.S. business this year, making significant progress while delivering solid financial results. The information below describes the results that went into determining her compensation for 2018.

Financial

∎ John Hancock core earnings[1] were US$1.4 billion, above target and 14%[2] higher than 2017

∎ Life insurance sales[1] were US$426 million, above target and a decrease of 8%[2] compared with 2017

∎ Wealth and asset management negative net flows[1] of US$4.6 billion driven by volatile equity markets, compared with positive net flows of US$6.0 billion in 2017

∎ Gross flows[1] were US$55.8 billion, below target and 1%[2] lower than 2017

∎ Maintained strong capital levels for U.S. insurance-based operating companies at the upper end of the targeted risk-based capital range

Contribution to the delivery of Manulife’s five strategic priorities

∎ Released capital from reinsurance of our legacy individual and group payout annuity businesses and the sale of Signator Investors, our wholly-owned broker-dealer

∎ Discontinued sales of low return corporate and bank-owned life insurance (COLI and BOLI)

∎ Consolidated 17 legacy systems to an integrated, digital platform and consolidated our real estate footprint to reduce expenses

∎ Enhanced our John Hancock Vitality behavioural insurance offering and now offer it on every insurance sale

∎ Increased sales of products with the John Hancock Vitality Plus feature, our health and wellness program, by over 50% in 2018, representing almost 25% of total sales

∎ Advanced customer digitization, reducing customer complaints in the process

∎ Furthered our digital advice strategy with a robo-offering for millennials

∎ Tripled rollover capture rates and increased the number of plans offering in-plan advice by 40% in U.S. retirement

∎ Launched a highly interactive and comprehensive website for mutual fund advisors and consumers

∎ Set new strategic priorities for the U.S. and attracted a new Head of Strategy to lead the transformation

∎ Increased our diversity profile with 40% diversity in the senior management team and 60% of Ms. Harrison’s direct reports

[1]	These are non-GAAP measures, which you can read about on page 60.

[2]	Presented on a constant exchange rate basis.

2019 Management information circular	79

COMPENSATION DISCUSSION AND ANALYSIS

Total direct compensation

The table below shows the total direct compensation the board approved for Ms. Harrison for 2018 and for her base salary and medium and long-term incentives for 2019, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Ms. Harrison’s compensation taking into account our company performance and relative performance against our peers, Ms. Harrison’s future potential contribution, the competitive positioning of her compensation and the alignment of her compensation with shareholder interests.

(in US$)	2016	2017	2018	2019 target
Base salary	$630,000	$700,000	$715,000	$725,000
Annual incentive	$750,000	$1,100,000	$1,098,000	$978,750
Medium-term incentive
• PSUs	$700,000	$1,300,000	$1,300,000	$1,300,000
• RSUs	$500,000	$520,000	$520,000	$520,000
Long-term incentive
• stock options	$800,000	$780,000	$780,000	$780,000
Total direct compensation	$3,380,000	$4,400,000	$4,413,000	$4,303,750

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Base salary

Ms. Harrison’s salary for 2018 was increased 2.1% effective March 1, 2018. In 2019, the board approved an increase of 1.4% effective March 1, 2019.

Annual incentive

Ms. Harrison’s 2018 annual incentive award was approved and paid in February 2019. It was 123% of her target and approximately the same as her 2017 award, reflecting solid financial performance and progress on our strategic priorities. The board approved an increase to Ms. Harrison’s target annual incentive to 135% of salary, effective January 1, 2019.

Medium and long-term incentives

Ms. Harrison was granted a total of US$2,600,000 in medium and long-term incentives for 2018. The award, made in February 2018, was based on her performance, her anticipated future contributions, the competitive position of her compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2019, the board approved US$2,600,000 in medium and long-term incentives for 2019, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Ms. Harrison realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

2019 Management information circular	81

COMPENSATION DISCUSSION AND ANALYSIS

Anil Wadhwani, President & CEO, Manulife Asia

Mr. Wadhwani joined Manulife as President and CEO of Manulife Asia on November 13, 2017. He is responsible for the overall management of Manulife’s operations in 12 markets across Asia, including Japan, Singapore, mainland China, Hong Kong, Macau, Taiwan, Indonesia, Vietnam, the Philippines, Malaysia, Cambodia and Thailand. He also operates as a matrix leader to the Global WAM business in Asia, which has primary accountability into the Global WAM segment. He is a member of Manulife’s executive leadership team.

Mr. Wadhwani successfully drove business momentum in Asia this year, delivering financial results above plan and implementing several strategic initiatives to support Manulife’s transformation strategy. The table below describes the results that went into determining his compensation for 2018.

Financial

∎ Manulife Asia’s core earnings[1] were US$1.35 billion in 2018, above target and 20%[2] higher than 2017

∎ New business value[1] was a record US$1.1 billion, in line with target and an increase of 19%[2] from 2017

∎ Annualized premium equivalent (APE) sales[1] were US$3.1 billion in 2018, 6%[2] higher than 2017

∎ Generated positive wealth and asset management net flows[1] of US$4.4 billion, 14%[2] lower than 2017. Gross flows[1] were US$18.3 billion, below target, 15%[2] lower than 2017

Contribution to the delivery of Manulife’s five strategic priorities

∎ Achieved strong growth in agency channel and bancassurance partnerships, including a 20%[2] increase in APE sales[1] through our DBS partnership

∎ Signed a 15-year exclusive bancassurance deal with Sathapana Bank in Cambodia

∎ Conducted a refresh of Manulife Asia’s strategy and developed comprehensive strategies for growth in mainland China, quantified the ambitions and developed strategic priorities within the risk appetite guardrails

∎ Completed the restructuring of our mandatory provident fund (MPF) scheme following our 2016 Standard Chartered MPF acquisition, allowing scheme members to benefit from enhanced operational efficiency while maintaining our market leadership as Hong Kong’s largest Mandatory Provident Fund provider

∎ Replatformed ManulifeMOVE as a health management ecosystem

∎ Implemented new technology infrastructure and core digital architecture enablers to enhance customer experience and improve overall operational efficiency

∎ Expanded digital distribution sales tools available to our advisors in Hong Kong, Vietnam and Japan, exceeding adoption rate targets

∎ Digitized claims and servicing processes to accelerate digital customer engagement

∎ Continued to build a culture of expense discipline

∎ Filled critical leadership roles to enhance bench strength in Asia, including Chief Financial Officer; Chief Strategy & Transformation Officer; Chief Agency Officer; Head of Operations; and General Manager positions in Singapore, Vietnam and Malaysia

∎ Enhanced people development agenda through implementation of succession planning, “Women to Watch” list and launch of “Engineer talent” incubator

[1]	These are non-GAAP measures, which you can read about on page 60.
[2]	Presented on a constant exchange rate basis.

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Total direct compensation

The table below shows the total direct compensation the board approved for Mr. Wadhwani for 2018, and his base salary and medium and long-term incentives for 2019, based on the recommendation of the CEO and the management resources and compensation committee.

The board established Mr. Wadhwani’s compensation taking into account our company performance and relative performance against our peers, Mr. Wadhwani’s future potential contribution, the competitive positioning of his compensation and the alignment of his compensation with shareholder interests.

(in US$)	2018	2019 target
Base salary	$650,000	$660,000
Annual incentive	$1,093,000	$891,000
Medium-term incentive
• PSUs	$900,000	$1,000,000
• RSUs	$360,000	$400,000
Long-term incentive
• stock options	$540,000	$600,000
Total direct compensation	$3,543,000	$3,551,000

2019 Management information circular	83

COMPENSATION DISCUSSION AND ANALYSIS

Base salary

Mr. Wadhwani’s salary was set upon his hire in November 2017 and did not change in 2018. In 2019, the board approved an increase of 1.5%, effective March 1, 2019.

Annual incentive

Mr. Wadhwani’s 2018 annual incentive award was approved and paid in February 2019. It was 135% of his target, reflecting strong financial performance and progress on our strategic priorities, including enhancing the customer experience. The board approved an increase to Mr. Wadhwani’s target annual incentive to 135% of salary, effective January 1, 2019.

Medium and long-term incentives

Mr. Wadhwani’s 2018 medium and long-term incentive awards totaled US$1,800,000. The award, made in February 2018, was based on his performance, his anticipated future contributions, the competitive position of his compensation compared to the peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2019, the board approved US$2,000,000 in medium and long-term incentives for 2019, allocated 50% to performance share units, 20% to restricted share units and 30% to stock options. These awards are intended to be forward-looking. The actual amount Mr. Wadhwani realizes will be greater or less than the theoretical grant date amount based on Manulife’s financial and share price performance over the next 10 years.

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EXECUTIVE COMPENSATION

Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares for the five years starting on December 31, 2013 with the value of $100 invested in each of two well-known Toronto Stock Exchange (TSX) indices and an “index” composed of our performance peers for the same period, assuming dividends are reinvested.

(as at December 31)	2013	2014	2015	2016	2017	2018
Manulife	100.00	108.69	104.71	125.59	142.32	109.23
S&P/TSX Composite Index	100.00	110.55	101.34	122.70	133.85	121.96
S&P/TSX Composite Financials Index	100.00	113.79	111.84	138.80	157.29	142.63
Median of our performance peer group (see page 54)	100.00	106.94	104.59	115.74	130.81	107.26

CEO compensation lookback

The CEO lookback table compares compensation awarded to the CEO in each of the last five years to the actual value of that compensation as at December 31, 2018.

The actual value includes the realized and realizable value of the awards granted each year as at December 31, 2018:

∎

realized value: cash compensation paid for the year, including salary, annual incentive (earned for the year but paid in the following year), payouts of restricted share units and performance share units that have vested, and gains realized from stock options exercised

∎	realizable value: the value of restricted share units and performance share units that had not vested, and outstanding stock options that were in-the-money.

The table reflects compensation for Mr. Guloien for 2014 to 2016 and Mr. Gori for 2017 and 2018.

The table also compares the actual value to the CEO for each $100 of compensation awarded each year to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

2019 Management information circular	85

COMPENSATION DISCUSSION AND ANALYSIS

	Total direct compensation awarded	Actual value (realized and realizable) at December 31, 2018	Value of $100
			Period	Manulife CEO	Manulife shareholders
2014	$13,558,918	$10,459,887	Jan 1, 2014 to Dec 31, 2018	$77.14	$109.23
2015	$14,782,884	$11,266,292	Jan 1, 2015 to Dec 31, 2018	$76.21	$100.50
2016	$14,607,399	$13,839,056	Jan 1, 2016 to Dec 31, 2018	$94.74	$104.32
2017	$12,246,460	$9,079,698	Jan 1, 2017 to Dec 31, 2018	$74.14	$86.97
2018	$12,081,371	$9,229,958	Jan 1, 2018 to Dec 31, 2018	$76.40	$76.75

Total direct compensation awarded includes salary, annual incentive, share-based awards and option-based awards, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2018 or still realizable on December 31, 2018.

Value of $100 for CEO: represents the actual value (realized and realizable) to the CEO for each $100 of total direct compensation awarded for each fiscal year.

Value of $100 for Manulife shareholders: represents the cumulative value of a $100 investment in common shares made on the first trading day of the period, assuming dividends are reinvested.

Pay for performance

To illustrate the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we compare the percentile ranking of our annualized TSR and CEO realized and realizable pay to the percentile ranking of our eleven compensation peers over the previous five years (2013 to 2017). These are plotted in the graph below. We use a time horizon of five years because the nature of our industry is to seek long-term results for shareholders.

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For the companies in the shaded area, CEO compensation is aligned with returns. Companies above the shaded area have higher returns and lower CEO compensation than peers. Companies below the shaded area have lower returns and higher compensation than peers. This historical five-year analysis shows that Manulife’s CEO pay was in line with performance compared with our compensation peers.

See page 54 for information about our compensation peer group, and page 6 for details about how we calculate realized and realizable pay.

Cost of management ratio

The table below shows the cost of management ratio, which expresses the total compensation reported for the named executives as a percentage of net income attributed to shareholders.

The cost of management ratio is affected by foreign exchange rates, the named executives each year and our net income.

	2014	2015	2016	2017		2018
Total compensation reported for the named executives ($ thousands)	$38,857	$49,652	$42,234	$49,501		$35,909
Net income attributed to shareholders ($ millions)	$3,501	$2,191	$2,929	$2,104	[1]	$4,800
Cost of management ratio	1.1%	2.3%	1.4%	2.4%[1]		0.7%

1	Adjusting for the impacts of changes to our legacy businesses and U.S. Tax Reform, net income used for the 2017 annual incentive award was $4,767 million and the cost of management ratio was 1.0%.

Total compensation reported for the named executives

The total compensation reported in the summary compensation table each year.

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2014: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Craig Bromley

2015: Donald Guloien, Steve Roder, Warren Thomson, Paul Rooney, Roy Gori

2016: Donald Guloien, Steve Roder, Roy Gori, Warren Thomson, Craig Bromley

2017: Roy Gori, Steve Roder, Warren Thomson, Marianne Harrison, Linda Mantia, Donald Guloien

2018: Roy Gori, Phil Witherington, Warren Thomson, Marianne Harrison, Anil Wadhwani

2019 Management information circular	87

EXECUTIVE COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation awarded to the named executives for our last three fiscal years. We set compensation for the majority of the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in exchange rates can contribute to changes in the compensation amounts reported from year to year.

Non-equity incentive compensation
	Year	Salary	Share-based awards	Option- based awards	Annual incentive	Pension value	All other compensation	Total compensation
Roy Gori President and CEO	2018 2017 2016	$1,423,033 $1,195,187 $982,435	$4,592,515 $3,926,499 $2,475,000	$1,968,221 $2,087,065 $1,650,000	$4,097,602 $3,006,683 $1,700,920	$644,300 $119,100 $49,100	$260,673 $2,421,808 $908,009	$12,986,344 $12,756,342 $7,765,464
Phil Witherington Chief Financial Officer	2018 2017 2016	$850,000 $757,030 $577,393	$1,400,000 $413,805 $383,526	$600,000 $177,345 $164,368	$1,492,000 $1,651,918 $526,032	$178,700 $34,500 $28,900	$81,589 $572,757 $202,087	$4,602,289 $3,607,355 $1,882,306
Warren Thomson Chief Investment Officer	2018 2017 2016	$1,077,101 $1,066,034 $1,084,178	$1,942,987 $2,018,509 $1,897,500	$832,709 $865,075 $1,265,000	$2,980,870 $2,876,610 $1,570,080	$390,900 $259,100 $276,800	$69,557 $70,657 $68,612	$7,294,124 $7,155,985 $6,162,170
Marianne Harrison President and CEO, John Hancock	2018 2017 2016	$923,657 $916,586 $829,534	$2,296,258 $2,385,510 $1,650,000	$984,110 $1,022,362 $1,100,000	$1,456,607 $1,375,770 $981,300	$193,400 $185,000 $209,900	$61,319 $77,469 $58,630	$5,915,351 $5,962,698 $4,829,364
Anil Wadhwani President and CEO, Manulife Asia	2018 2017	$834,278 $115,276	$1,589,717 $1,274,400	$681,307 $0	$1,449,974 $1,500,840	$47,400 $0	$508,414 $59,498	$5,111,090 $2,950,014

Base salary

Set in U.S. dollars, but paid semi-monthly in Canadian dollars using the Bank of Canada noon exchange rate that applied on the previous pay date, with the following exceptions: Mr. Witherington’s 2018 salary was set and paid in Canadian dollars, and his 2017 and 2016 salaries were set and paid in Hong Kong dollars. Ms. Harrison’s salary is set and paid in U.S. dollars. Mr. Wadhwani’s salary is set in U.S. dollars but paid in Hong Kong dollars. For each executive, we used the average quarterly exchange rates outlined in the table below to convert to Canadian dollars.

Mr. Gori’s 2017 salary is a blended amount that reflects his roles during the year: President and CEO, Manulife Asia, from January 1 to June 4, President from June 5 to September 30, and President and CEO from October 1 to December 31. Until June 4, 2017, Mr. Gori’s salary was paid in Hong Kong dollars.

	Exchange rate for U.S. dollars	Exchange rate for HK dollars
2018	US$1.00 = $1.296	HK$	1.00 = $0.1654
2017	US$1.00 = $1.298	HK$	1.00 = $0.1666
2016	US$1.00 = $1.325	HK$	1.00 = $0.1707

Supplementary table: total
compensation in U.S. dollars

This table shows total compensation
for the named executives in U.S.
dollars for convenience. Amounts paid
in other currencies were converted to
U.S. dollars consistent with our
financial statements.

(US$)
Roy Gori	2018 2017 2016	$10,087,189 $9,779,013 $5,763,923
Phil Witherington	2018 2017 2016	$3,551,697 $2,779,164 $1,420,394
Warren Thomson	2018 2017 2016	$5,634,846 $5,574,050 $4,577,316
Marianne Harrison	2018 2017 2016	$4,607,073 $4,590,895 $3,579,428
Anil Wadhwani	2018 2017	$3,971,935 $2,334,727

Share-based awards

The grant date fair value of performance share units, restricted share units and deferred share units awarded to the named executives, including dividend equivalents, which are credited as additional units using the data in the table to the right. The grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last 10 trading days (5 trading days for 2016) before the grant date (whichever is higher).

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Mr. Gori’s amount for 2017
includes an award of
US$735,000, granted on
June 8, 2017, to recognize his
promotion. US$525,000 of this
amount was allocated to
performance share units and
US$210,000 to restricted share
units.		Grant date	Share price		Exchange rate for awards in U.S. dollars		Exchange rate for awards in HK dollars
	2018	February 27		$24.73	US$	1.00 = $1.2617	n/a
	2017	November 27[1] June 8[2] February 28	$ $ $	26.90 23.51 24.61	US$ US$ US$	1.00 = $1.2744 1.00 = $1.3476 1.00 = $1.3107	n/a n/a HK$1.00 = $0.16890
	2016	February 23		$17.59	US$	1.00 = $1.3750	HK$1.00 = $0.17674
	1 Awarded to Mr. Wadhwani 2 Awarded to Mr. Gori

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding restricted, performance and deferred share units were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. These were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. See our 2018 circular at manulife.com for details.

Mr. Wadhwani’s amount for 2017 includes a one-time award of US$1,000,000 in restricted share units, granted on November 27, 2017, to replace compensation of similar value and with similar vesting conditions that he forfeited from his previous employer. The restricted share units vest 50% at 15 and 27 months from the grant date, and are forfeited if Mr. Wadhwani leaves Manulife before they vest.

Option-based awards

The grant date fair value of stock
options awarded to the named
executives was calculated using the
data in the table to the right.

Mr. Gori’s amount for 2017 includes
an award of US$615,000, granted on
June 8, 2017, to recognize his
promotion.

		Exercise price	Fair value factor		Exchange rate for awards in U.S. dollars		Exchange rate for awards in HK dollars
2018	February 27	$24.73	20.1%		US$	1.00 = $1.2617	n/a
2017	June 8[1] February 28	$23.51 $24.61	21.0 21.0	% %	US$ US$	1.00 = $1.3476 1.00 = $1.3107	n/a HK$1.00 = $0.16890
2016	February 23	$17.59	21.5%		US$	1.00 = $1.3750	HK$1.00 = $0.17674
1 Awarded to Mr. Gori

We used the Black-Scholes methodology to determine the fair value of the stock option awards (using the same assumptions we use for accounting purposes):		Expected life (years)	Expected volatility	Risk-free interest rate	Expected dividend yield
	2018	6.3	28.0%	2.00%	3.25%
	2017	6.7	29.5%	1.25%	3.0%
	2016	6.7	29.5%	1.50%	3.0%

Annual incentive

Paid in cash in the year following the fiscal year in which the award was earned. The U.S. and Hong Kong dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates: 2018: US$1.00 = $1.3266, 2017: US$1.00 = $1.2507, 2016: US$1.00 = $1.3084 and HK$1.00 = $0.1686.

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 96 and 97.

All other compensation

Mr. Gori’s amount includes:

∎	2018: $157,053 for club membership fees, and a $100,000 flexible spending account allowance.
∎

2017: a transition payment of US$1,500,000 as part of his relocation from Hong Kong to Toronto, and a housing allowance of $165,434 (converted to Canadian dollars using an average exchange rate of HK$1.00 = $0.1666).

∎	2016: a housing allowance of $399,438 and a car benefit of $286,559, converted to Canadian dollars using the average 2016 exchange rate of HK$1.00 = $0.1707.

Mr. Witherington’s amount includes:

∎	2018: a $20,000 relocation allowance, and a $50,000 flexible spending account allowance.
∎

2017: a $33,033 flexible spending account allowance, a US$360,000 payment intended to neutralize the tax consequences of his relocation from Hong Kong on unvested PSUs and RSUs, and $70,343 in vacation earned but not taken while in Hong Kong.

∎	2016: a $202,087 flexible spending account allowance.

Mr. Thomson’s 2018 amount includes $12,483 for tax consultation services and a $55,000 flexible spending account allowance.

Ms. Harrison’s amount includes amounts tied to her relocation of US$21,380 in 2018 and US$20,000 in 2017, and an attributed value of US$24,749 related to travel for conferences in 2018.

Mr. Wadhwani’s amount includes a HKD$2,328,000 housing allowance in 2018, and a US$30,000 relocation allowance in 2017.

2019 Management information circular	89

EXECUTIVE COMPENSATION DETAILS

Equity compensation

Outstanding share-based and option-based awards (as at December 31, 2018)

	Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options
Roy Gori	Mar 02, 2015	260,931	$21.81	Mar 02, 2025	$0
	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$776,616
	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$0
	Jun 8, 2017	167,872	$23.51	Jun 8, 2027	$0
	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$0
Phil Witherington	Feb 24, 2015	30,896	$22.02	Feb 24, 2025	$0
	Feb 23, 2016	43,462	$17.59	Feb 23, 2026	$77,362
	Feb 28, 2017	34,315	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	120,707	$24.73	Feb 27, 2028	$0
Warren Thomson	May 18, 2009	24,202	$21.95	May 18, 2019	$0
	Feb 23, 2010	188,342	$19.48	Feb 23, 2020	$0
	Feb 22, 2011	183,296	$18.91	Feb 22, 2021	$84,316
	Feb 19, 2013	272,328	$15.52	Feb 19, 2023	$1,048,463
	Feb 25, 2014	201,321	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	237,122	$22.02	Feb 24, 2025	$0
	Feb 23, 2016	334,497	$17.59	Feb 23, 2026	$595,405
	Feb 28, 2017	167,387	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	167,522	$24.73	Feb 27, 2028	$0
Marianne Harrison	Feb 23, 2010	49,701	$19.48	Feb 23, 2020	$0
	Feb 22, 2011	48,370	$18.91	Feb 22, 2021	$22,250
	Feb 21, 2012	77,083	$12.64	Feb 21, 2022	$518,769
	Feb 19, 2013	147,980	$15.52	Feb 19, 2023	$569,723
	Feb 25, 2014	124,131	$21.20	Feb 25, 2024	$0
	Feb 24, 2015	140,368	$22.02	Feb 24, 2025	$0
	Feb 23, 2016	290,867	$17.59	Feb 23, 2026	$517,743
	Feb 28, 2017	197,822	$24.61	Feb 28, 2027	$0
	Feb 27, 2018	197,981	$24.73	Feb 27, 2028	$0
Anil Wadhwani	Feb 27, 2018	137,064	$24.73	Feb 27, 2028	$0

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	Share-based awards
	Grant date	Type of share- based award	Number of shares or units of shares that have not vested	Market or payout value of share awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Roy Gori	Jun 8, 2017	PSU	31,820	$616,353
		RSU	12,728	$246,541
	Feb 27, 2018	PSU	136,784	$2,649,506
		RSU	54,714	$1,059,810
		MFC Shares[1] (2015)	131,930	$2,555,484
		MFC Shares[1] (2017)	102,421	$1,983,895
Phil Witherington	Feb 28, 2017	PSU	8,964	$173,633
		RSU	8,964	$173,633
	Feb 27, 2018	PSU	41,698	$807,690
		RSU	16,680	$323,092
Warren Thomson	Feb 28, 2017	PSU	62,466	$1,209,966
		RSU	24,986	$483,979
	Feb 27, 2018	PSU	57,870	$1,120,942
		RSU	23,148	$448,377
		DSU			$4,122,614
Marianne Harrison	Feb 28, 2017	PSU	73,823	$1,429,952
		RSU	29,529	$571,977
	Feb 27, 2018	PSU	68,393	$1,324,772
		RSU	27,356	$529,886
		DSU			$109,692
Anil Wadhwani	Nov 27, 2017	RSU	49,298	$954,902
	Feb 28, 2018	PSU	47,348	$917,131
		RSU	18,940	$366,868

1

As part of the process of relocating Mr. Gori from Hong Kong to Toronto, his outstanding RSUs, PSUs and DSUs were vested and settled and the after-tax proceeds were used to buy Manulife common shares to ensure the awards he earned while employed in Hong Kong were appropriately allocated. Mr. Gori did not receive additional units as part of this arrangement. These shares were placed in an escrow account and are subject to the same underlying performance, holding and forfeiture conditions as the share-based awards they replaced, except for the shares underlying the PSUs, which will be forfeited proportionately if performance is below target but will not be adjusted if performance is above target. This arrangement gave Mr. Gori substantial personal ownership of Manulife common shares that would otherwise have ultimately been settled in cash. See page 86 of our 2018 circular, which is available at manulife.com. In the table above, the two lines labeled “MFC Shares” relate to the common shares with underlying conditions from his original equity awards granted in 2015 and 2017, respectively.

In the tables above and to the left:

∎

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $19.37, the closing price of Manulife common shares on the TSX on December 31, 2018. The amount is zero if the exercise price is higher than our year-end closing share price

∎	the market or payout values of the share-based awards are based on $19.37, the closing price of Manulife common shares on the TSX on December 31, 2018
∎	the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%
∎	restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash.

2019 Management information circular	91

EXECUTIVE COMPENSATION DETAILS

Incentive plan awards – value vested or earned during the year

The table below shows, for each named executive:

∎

the value of stock options that vested in 2018 is the amount that would have been realized if they had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

∎	the value of stock options that was received in 2018 is the actual gain realized by executives who have exercised options
∎	the value of share-based awards for 2016 that vested and were paid in 2018
∎	the annual cash bonus earned for 2018.

	Option-based awards		Share-based awards Value vested during the year	Annual incentive Value earned during the year
	Value vested during the year	Value received during the year
Roy Gori	$929,234	$0	$2,796,876	$4,097,602
Phil Witherington	$92,002	$0	$476,451	$1,492,000
Warren Thomson	$867,766	$0	$2,351,327	$2,980,870
Marianne Harrison	$675,250	$0	$2,044,624	$1,456,607
Anil Wadhwani	$0	$0	$0	$1,449,974

Stock options exercised in 2018

None of the named executives exercised any stock options during 2018.

Automatic stock option exercise program

In 2018, executives with outstanding stock options were given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program was introduced to protect executives from having stock options expire in-the-money if they were unable to exercise due to a blackout period, or if they were in possession of material non-public information. Elections were made during a time when they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2018, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units and performance deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

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EXECUTIVE COMPENSATION

Canadian executives cannot exchange restricted share units and performance share units for deferred share units under Canadian tax rulings. Instead, to promote longer term share ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years, and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2018:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans
Equity compensation plans approved by security holders	23,383,870	$20.29	13,022,057

2019 Management information circular	93

EXECUTIVE COMPENSATION DETAILS

This table tells you about our plans and their status as at December 31, 2018:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
∎ as a % of common shares outstanding	3.7%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
∎ to any one participant, or	5%
∎ to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	37,612,299
∎ as a % of common shares outstanding	1.9%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
∎ as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
∎ to any one participant, or	5%
∎ to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	581,774
∎ as a % of common shares outstanding	less than 0.03%

We granted 3,219,713 stock options to senior executives in 2018. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2018)	Stock options/DSUs outstanding		Securities available for future issue
	Number	As a % of diluted common shares	Number	As a % of diluted common shares
Stock plan for non-employee directors	418,226	0.02%	13,022,057	0.66%
Stock options	22,628,620	1.14%
Deferred share units	337,024	0.02%
Total	23,383,870	1.18%	13,022,057	0.66%

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EXECUTIVE COMPENSATION

Overhang, dilution and burn rate

(as at December 31)	2016	2017	2018
Overhang	2.32%	1.99%	1.84%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	1.55%	1.31%	1.18%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
∎ Executive stock option plan	0.31%	0.20%	0.16%
∎ Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Executives participate in various defined benefit and defined contribution pension plans and supplemental retirement arrangements.

All our traditional defined benefit pension programs have been closed to new members because of the financial risks associated with them. In their place, we have introduced capital accumulation retirement programs including cash balance, 401(k) and defined contribution plans, where our only contributions are typically a fixed percentage of each employee’s pensionable earnings taking median market practice into account.

We may also provide supplemental retirement arrangements if tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. The supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental arrangements, executives generally must comply with several conditions after they leave our employment:

∎	non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends
∎	non-compete:
–	24 months for all executives in traditional defined benefit supplemental arrangements
–	12 months for senior vice presidents, 18 months for executive vice presidents and 24 months for senior executive vice presidents in capital accumulation supplemental arrangements
∎	if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third
∎	if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

2019 Management information circular	95

EXECUTIVE COMPENSATION DETAILS

Amounts below that are determined in another currency have been converted using the exchange rates used in our 2018 consolidated financial statements.

Defined benefit pension plan table

Mr. Thomson and Ms. Harrison participate in the John Hancock defined benefit cash balance plan and supplemental arrangement. Mr. Thomson’s participation is for the period he worked in the U.S. from January 2007 to December 2009. Ms. Harrison’s participation is for the periods she worked in the U.S. from March 2008 to December 2012 and since her return in October 2017.

The table below shows:

∎	their years of credited service at the end of 2018 and at the normal retirement age of 65
∎	the estimated annual benefit accrued or earned for service up to the end of 2018 and to age 65
∎	a reconciliation of the defined benefit obligation from December 31, 2017 to December 31, 2018.

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2018	Age 65	Dec 31, 2018	Age 65		Service cost	Other
Warren Thomson	3.0	3.0	$12,600	$12,600	$147,000	$0	$0	$16,100	$163,100
Marianne Harrison	6.1	16.1	$16,900	$37,000	$119,900	$19,800	$0	$14,100	$153,800

Annual benefits payable

Based on current pensionable earnings and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2017 and December 31, 2018 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 16 of our 2018 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2018, using the actuarial assumptions used to determine the defined benefit obligations at December 31, 2018, as disclosed in Note 16 of our 2018 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Mr. Thomson’s and Ms. Harrison’s year-end amounts have been converted using the December 31 exchange rate of US$1.00 = $1.3642 for 2018 and US$1.00 = $1.2545 for 2017. The other amounts have been converted using the average 2018 exchange rate of US$1.00 = 1.2958.

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Defined contribution pension plan table

Messrs. Gori, Witherington and Thomson participate in the Manulife defined contribution plan and supplemental arrangement in Canada. Ms. Harrison participates in the John Hancock 401(k) plan and the defined contribution supplemental arrangement. Mr. Wadhwani participates in the Manulife Mandatory Provident Fund Top-up in Hong Kong.

Messrs. Gori and Witherington participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong before June 2017 and January 2018 respectively, when they worked in Hong Kong.

Mr. Thomson participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from January 2007 to December 2009, when he worked in the U.S.

Ms. Harrison participated in the Manulife defined contribution plan and supplemental arrangement in Canada from January 2013 to September 2017 and before March 2008, when she worked in Canada. She participated in the John Hancock 401(k) plan and the defined contribution supplemental arrangement from March 2008 to December 2012, when she worked in the U.S. previously.

The table below is a reconciliation of the account balances from December 31, 2017 to December 31, 2018:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other
Roy Gori	$382,200	$644,300	$0	($33,100)	$993,400
Phil Witherington	$362,700	$178,700	$0	$1,900	$543,300
Warren Thomson	$3,215,500	$390,900	$0	($139,300)	$3,467,100
Marianne Harrison	$2,216,200	$173,600	$0	($15,000)	$2,374,800
Anil Wadhwani	$0	$47,400	$0	$41,800	$89,200

Service cost

The total amount contributed and/or notionally credited to each named executive in 2018 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

Exchange rates

Year-end amounts for Messrs. Gori, Witherington and Wadhwani for the plan in Hong Kong have been converted using the December 31 exchange rate of HK$1.00 = $0.1742 for 2018 and HK$1.00 = $0.1605 for 2017. Other Hong Kong plan amounts have been converted using the average 2018 exchange rate of HK$1.00 = $0.1653.

Year-end amounts for Mr. Thomson and Ms. Harrison for the U.S. plan have been converted using the December 31 exchange rate of US$1.00 = $1.3642 for 2018 and US$1.00 = $1.2545 for 2017. Other U.S. plan amounts have been converted using the average 2018 exchange rate of US$1.00 = $1.2958.

2019 Management information circular	97

EXECUTIVE COMPENSATION DETAILS

Canada

	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	This plan has been closed to new members since January 1, 1999 None of the current NEOs participate in this plan	Canadian-based executives who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $212,000 for 2018 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($26,500 in 2018)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity
	Closed defined benefit supplemental arrangement	Defined contribution supplemental arrangement

These arrangements have not been offered since January 1, 1999. None of the current NEOs have these arrangements. There is only one other executive with these arrangements.

Executives who were hired after January 1, 1999 and employees who were promoted to an executive level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

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EXECUTIVE COMPENSATION

United States

	Defined benefit pension plan (cash balance)	401(k) plan
Who participates	All U.S. employees	Participation is voluntary for all U.S. employees
Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

Participants contribute up to 50% of their eligible salary to the IRS maximum (US$18,500 in 2018)

Eligible salary is limited to the IRS maximum (US$275,000 in 2018)

Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$275,000 in 2018), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$55,000 in 2018)

Our contributions vest after three years of service

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled
	Closed defined benefit pension plan and supplemental arrangement (cash balance)	Defined contribution supplemental arrangement

We stopped making contributions to these plans as of December 31, 2007

Interest credits are based on:

∎ the average yield of one-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year plus

∎ 0.25%,

subject to a minimum interest credit of 5.00% compounded daily

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

2019 Management information circular	99

EXECUTIVE COMPENSATION DETAILS

Hong Kong

Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)
Who participates	All Hong Kong permanent employees
Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2018) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension formula

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

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EXECUTIVE COMPENSATION

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2018.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is calculated as at December 31, 2018 for all of the named executives.

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control
Roy Gori	Severance	–	$0	$0	$8,580,000	$7,105,202
	Additional vesting of RSUs, PSUs and stock options	–	$0	$0	$5,790,594	$9,499,917
	Pension	–	$0	$0	$0	$0
	Total value	–	$0	$0	$14,370,594	$16,605,119
Phil Witherington	Severance	–	$0	$0	2,868,750	–
	Additional vesting of RSUs, PSUs and stock options	–	$0	$0	$564,122	–
	Pension	–	$0	$0	$0	–
	Total value	–	$0	$0	$3,432,872	–
Warren Thomson	Severance	$0	n/a	n/a	n/a	–
	Additional vesting of RSUs, PSUs and stock options	$3,315,900	n/a	n/a	n/a	–
	Pension	$0	n/a	n/a	n/a	–
	Total value	$3,315,900	n/a	n/a	n/a	–
Marianne Harrison	Severance	$0	$0	$0	$3,137,063	–
	Additional vesting of RSUs, PSUs and stock options	$3,825,836	$0	$0	$3,825,836	–
	Pension	$0	$0	$0	$0	–
	Total value	$3,825,836	$0	$0	$6,962,899	–
Anil Wadhwani	Severance	–	$0	$0	$2,851,875	–
	Additional vesting of RSUs, PSUs and stock options	–	$0	$0	$1,015,796	–
	Pension	–	$0	$0	$0	–
	Total value	–	$0	$0	$3,867,671	–

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See the following page for information about Mr. Gori’s change in control agreement and employment agreement.

2019 Management information circular	101

EXECUTIVE COMPENSATION DETAILS

The amounts shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $19.37, the closing price of Manulife common shares on the TSX on December 31, 2018. The value of performance share units is calculated assuming a performance factor of 100%.

Resignation and retirement

No severance is paid if the named executive resigns or retires.

Mr. Thomson announced his retirement before December 31, 2018, and retired on February 28, 2019. He was eligible only for the normal retirement termination scenario at December 31, 2018. Ms. Harrison was eligible for normal retirement. Mr. Gori, Mr. Witherington and Mr. Wadhwani were not eligible for either early or normal retirement.

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

All the named executives except Mr. Thomson have employment agreements that specify their entitlements if they are terminated without cause. These are outlined in the table on the following page, and are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

∎	protection of confidential information (indefinitely)
∎	company ownership of our intellectual property (indefinitely)
∎	non-solicitation (two years for Mr. Gori, Mr. Witherington, Ms. Harrison and Mr. Wadhwani)
∎	non-competition (one year for Mr. Gori and Mr. Wadhwani; two years for Ms. Harrison; 18 months for Mr. Witherington)
∎	non-disparagement (two years for Mr. Gori, Ms. Harrison and Mr. Wadhwani; indefinitely for Mr. Witherington).

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EXECUTIVE COMPENSATION

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies.

Roy Gori

Mr. Gori is entitled to:

∎ 24 months of compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continued vesting and exercisability of share-based awards and stock options for 24 months following his termination date

∎ continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability insurance)

If he commences new employment during the severance period:

∎ he will no longer participate in the group benefits plans

If, after June 5, 2023, he and Manulife agree to a mutual separation:

∎ he is entitled to normal retirement treatment for purposes of his share-based awards and stock options

Phil Witherington

Mr. Witherington is entitled to:

∎ 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

∎ reimbursement of the costs for his relocation to Hong Kong, provided the relocation occurs within 10 months of his termination date

If he commences new employment or self-employment during the severance period:

∎ he will no longer participate in the group benefits plans

∎ severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Marianne Harrison

Ms. Harrison is entitled to:

∎ 18 months of compensation comprised of base salary and target annual incentive

∎ continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

If she commences new employment or self-employment during the severance period:

∎ she will no longer participate in the group benefits plans

∎ severance payments will cease and she will be entitled to 50% of the remaining severance payments

Anil Wadhwani

Mr. Wadhwani is entitled to:

∎ 18 months of notice or compensation in lieu of notice comprised of base salary and target annual incentive

∎ an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

∎ continuation of medical, dental and group life insurance coverage for up to 18 months from the end date

If he commences new employment or self-employment during the severance period:

∎ he will no longer receive medical, dental and group life insurance coverage

∎ severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Change in control

Mr. Gori is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

2019 Management information circular	103

EXECUTIVE COMPENSATION DETAILS

If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

∎	two times his annual salary and two times his average annual incentive awarded in the prior three years
∎	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
∎	continuation of his group benefits for up to two years (excluding life and disability insurance)
∎	two years eligibility for relocation benefits as defined by our relocation policy
∎

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing medium and long-term incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

∎	the incumbent directors no longer constitute at least a majority of the board
∎	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
∎

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

∎	management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

∎	we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities
∎	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
∎	we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives
∎	we reduce his target incentive awards
∎	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
∎	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart below summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) when a named executive retires, resigns, is terminated without cause or dies:

∎	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see page 103)

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EXECUTIVE COMPENSATION

∎

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

∎	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
∎	awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct
∎	awards are forfeited if the named executive is terminated with cause
∎	restricted share units, performance share units, stock options, deferred share units and performance deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

	Early retirement[1] ∎ 55 years old and age plus continuous service totals at least 65	Normal retirement[1] ∎ 65 years old, or ∎ 55 years old and age plus continuous service totals at least 70	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is

pro-rated for

grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro- rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options can be exercised until the end of the term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

DSUs	Canadian executives must redeem vested awards by December 15 of the following year U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1

Named executives must notify us three months before retiring. Vested stock options that were granted up to and including in 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

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EXECUTIVE COMPENSATION DETAILS

Compensation of employees who have a material impact on risk

We’re committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program. The last audit was finalized in April 2018 and confirmed that we continued to be aligned with the FSB Principles and Standards. See page 45 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 35, and the compensation decision-making process and program design beginning on page 51

FSB Principles and Basel Commission for Banking Supervision

Pillar 3 Requirements

The tables below show the breakdown of 2018 compensation for employees who have a material impact on our risk exposure (material employees). We expanded our definition of material employees in 2018 to include:

∎	all executives who were members of the executive leadership team at any point in 2018, and
∎	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, or
–	significant influence, oversight and approval authority on general account assets, or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

Compensation awarded in U.S. dollars was converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 88).

2018 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
47	$122,322	$30,365	AIP	$39,161	$69,527	$49,411	$3,384
			Special awards	$1
			RSUs	$14,396
			PSUs	$15,741
			Other medium- term incentives	$6,590
			Stock options	$12,684
			Total	$88,573

Manulife provided a sign-on bonus of $303,409 to one material employee in 2018. Sign-on bonuses replace compensation employees forfeit when they leave their previous employer.

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Variable compensation

The annual incentive and grant values of restricted share units, performance share units, stock options and other medium-term incentives awarded for 2018. All material employees received incentive awards for 2018.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units, stock options and other medium-term incentives awarded for 2018.

Severance payments

In 2018, severance payments were made to five material employees (as indicated above). Total severance amounts of $5.2 million were agreed to for these material employees. To protect employee privacy, we have provided information about the highest single severance amount agreed to in 2018 for a material employee to OSFI on a confidential basis. The number of terminations each year fluctuates depending on circumstances.

Deferred compensation outstanding

	($ thousands)
Number of material employees	RSUs/PSUs/DSUs/Other		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2018	Value of deferred compensation granted in 2018	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
47	$11,404	$63,331	$12,386	$2,018	$89,138	$32,342	$36,689	$(83,950)

Restricted share units, performance share units and deferred share units

Amounts are based on $19.37, the closing price of Manulife common shares on the TSX on December 31, 2018.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $19.37, the closing price of Manulife common shares on the TSX on December 31, 2018.

Other medium-term incentives

Some material risk takers participate in medium-term incentive plans outside of our RSU/PSU/stock option plans. These plans are based on an internal book value of a business or the market value of funds managed.

Deferred compensation paid out in 2018

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2018. In 2018 there were no discretionary adjustments of deferred compensation or payments made due to malus, clawbacks or similar reversals or downward revaluations of awards.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

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  Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us:

∎	Insurance Companies Act (Canada)
∎	corporate governance guidelines established by the Office of the Superintendent of Financial Institutions (OSFI) and the Canadian Securities Administrators
∎	U.S. Securities and Exchange Commission rules and regulations
∎	TSX corporate governance guidelines
∎	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

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What we do

Independence
∎	All our directors are independent except for the CEO
∎	All members of our four board committees are independent
∎	Board committees can retain independent advisors
∎	The roles of board chair and Chief Executive Officer are separate
∎	We have an annual strategic planning meeting with the board and management separate from regular board meetings
∎	In camera sessions are held at every board and committee meeting without management present to facilitate open and candid discussion
∎	Independent directors meet separately at every meeting

Ethics and integrity
∎	We promote a strong culture of integrity and ethical behaviour
∎	We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development
∎	We provide directors with orientation and continuing education
∎	The board has a formal annual assessment process facilitated by an independent advisor and involving peer and management input. The process was enhanced in 2018, with expanded peer assessments and management input
∎	The corporate governance and nominating committee retains an independent recruiting firm to assist in board recruiting, continuously monitors board succession requirements and candidates, and maintains a skills matrix for directors

Diversity and succession
∎	We have a diversity policy that includes diversity characteristics such as gender, age, ethnicity, disability, sexual orientation and geographic representation
∎	Diversity and inclusion is promoted and embedded in our global talent management, talent acquisition and leadership programs
∎	We use a professional recruiting firm to help identify and track a diverse group of board succession candidates
∎	We have an ongoing process to identify board succession candidates whose skills align with the key competencies and experience necessary to support our operations and strategy
∎	Shareholders elect individual directors annually
∎	Our majority voting policy is informed by best-in-practice governance standards and complies with the TSX rules
∎	We limit directors to a term of 12 years under our tenure policy (unless grandfathered in accordance with the policy, and the board chair may serve a term of five years regardless of the number of years served as a director)

Shareholder engagement and alignment
∎	We have a robust shareholder engagement program
∎	We require directors and executives to meet equity ownership guidelines to align their interests with those of our shareholders
∎	We adopted a proxy access policy in 2017

Risk oversight
∎	We have strong risk oversight, carried out by the board and supported by the risk committee
∎	The audit and risk committees have joint meetings at least once a year

What we don’t do

×	No hedging or monetizing of Manulife securities, including equity awards

×	No pensions or stock options for non-executive directors

×	No slate voting for directors ∎ Shareholders can vote for or withhold their vote from individual directors

×	No staggered voting for directors ∎ We have annual elections for all directors – directors are not elected for staggered terms

×	No unequal voting structure ∎ We do not have dual-class or subordinate voting shares

×	No tie-breaking vote ∎ Our board chair does not have a deciding vote in the event of a tie at the board

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About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 112, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com). The board carries out its responsibilities directly and through its four standing committees, which you can read about beginning on page 33.

Other than the CEO, all of our directors are independent, and all members of the board’s standing committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 123.

The board and each committee set aside time at each meeting to meet without management present.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the board chair, committee chairs, individual directors and the CEO are posted on manulife.com.

2018 highlights

The board introduced several governance enhancements in 2018:

∎ Restructured board committees (see page 19)

∎ Streamlined director compensation (see page 37)

∎ Revised the director skills matrix (see page 125)

∎ Enhanced the director self-assessment process (see page 127)

Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions regarding our governance practices you can send them to the Chairman at the following address:

Chairman of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email:  corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

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Board Chair provides independent board leadership and oversight Board of directors oversees: culture of integrity and ethics strategic planning risk management leadership development and succession planning corporate governance internal controls communications and public disclosure Audit committee oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions serves as the conduct review committee reviews our compliance with legal and regulatory requirements Corporate governance and nominating committee develops our governance policies, practices and procedures develops and oversees the approach to director succession and development develops and oversees the process for assessing effectiveness of the board, its committees and individual directors oversees director compensation Management resources and compensation committee oversees: our global human resources strategy, policies and programs management succession executive compensation pension plan governance Risk committee oversees: the management of our principal risks our programs and procedures to manage those risks Management reports to the committees and the board control functions such as finance, risk, compliance and internal audit operate independently of the business units

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Board committees

The board has four standing committees to help carry out its mandate:

∎	audit committee
∎	corporate governance and nominating committee
∎	management resources and compensation committee
∎	risk committee.

Each committee is made up entirely of independent directors, and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present), and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and reconstitutes committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2018 committee reports beginning on page 33.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

New in 2018

Over May and June 2018, the board updated committee memberships and chair responsibilities to refresh the committees while maintaining some continuity. As a result, every director (other than the board chair) sits on at least two committees. See page 19 for more information.

Board roles and responsibilities

The board is responsible for approving our strategy, risk oversight, leadership development and succession planning, among other things. It reviews and approves our financial statements, significant investments, the raising of capital, organizational restructuring and other significant matters such as significant mergers, acquisitions and divestitures.

1 — Promoting a culture of integrity and ethical behaviour

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

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All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behaviour without fear of retaliation for any report made in good faith.

Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week. Reports can be made anonymously.

Online      manulifeethics.com

By phone 1-866-294-9534

  (toll free in North America)

Each year everyone subject to the code must complete annual training and confirm that they have read and comply with the code. The audit committee monitors compliance with the code and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — Strategic planning

The board and senior management holds an annual strategic planning meeting, separate from regular board meetings, where board members and management discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The planning meeting regularly rotates among Canada, the U.S. and Asia to give the board an opportunity to visit our operations and meet with local staff. The 2018 meeting was held in Canada in Toronto.

3 — Risk oversight

Manulife’s business strategy and risk appetite are fundamental to meeting our objectives and creating long-term shareholder value.

The activities required to achieve our business results involve elements of risk taking. We only accept risks we can appropriately analyze and monitor. Risk management drives the success of our company by providing a framework to mitigate exposures to within risk appetite and effectively deploying our capital towards appropriate risk/return profiles. As an integrated component of our business model, risk management is vital to achieving our objectives and encourages organizational learning.

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Our risk appetite is defined as the amount and types of risks we are willing to assume in pursuit of our objectives. The board is responsible for risk oversight and approves our risk appetite, which includes our risk taking philosophy, risk appetite statements and risk limits and tolerances.

Management identifies the principal risks we face in our business, and develops our risk strategy and risk appetite, which are aligned with our business strategy, and cascaded throughout Manulife with accountabilities and delegation of authority at various levels for proper oversight. We consider internal and external factors and develop strategies for managing each principal risk, and group them into five categories – strategic, market, credit, insurance and operational.

The board meets directly with OSFI, our principal regulator, every year and there are regular meetings between the Chairman and OSFI throughout the year.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

∎	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
∎	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture
∎	management resources and compensation committee and risk committee
–	review our executive compensation program to ensure alignment against our risk management principles and our risk appetite
–	there is cross-membership between the two committees.

Each director sits on two committees, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

Enterprise risk management (ERM) framework

Our ERM framework provides a structured approach to implementing risk taking and risk management activities across the enterprise, supporting our long-term revenue, earnings and capital growth strategy. It is communicated through risk policies and standards that are intended to enable a consistent design and execution of strategies across the organization.

We have comprehensive risk policies and practices that underpin our business activities and support the governance standards for life insurance companies generally.

We also have a compensation risk framework to support the governance and design of controls for the risks associated with the compensation program, and assess our compensation program against the framework every year.

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Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also do stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — Leadership development and succession

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and has more women in leadership positions. In October 2017, Roy Gori signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022. We have established action plans for 2019 to drive accountability for greater diversity in our workforce.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 28, 2019)
Women in senior leadership roles (vice president and higher)	116 of 467	24.8%
Women in senior executive roles (executive vice president and higher)	10 of 28	35.7%
Women on the executive leadership team	5 of 17	29.4%

Increasing female leadership is a priority in our corporate strategy, and we’ve made tangible progress over the past few years by:

∎	embedding diversity practices in our global talent management programs and including gender diversity results in workforce reporting to senior management and the board
∎	implementing annual diversity and inclusion plans for each business segment and function
∎	introducing diversity dashboard quarterly reviews with the executive leadership team

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∎	formally including diversity goals in all people leaders’ goals
∎	incorporating gender diversity into the ongoing review and discussion of our succession candidates
∎	continuing internal and external training and development programs for high performing women
∎	launching a sponsorship program to improve readiness of diverse succession candidates for our top 100 roles
∎	unconscious bias training for all employees
∎

continuing to provide dedicated support and development of the Manulife Global Women’s Alliance, internal employee communities for women that focus on professional development and networking. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

∎	internally and externally celebrating and promoting the value of women in business, including celebrations of International Women’s Day
∎	communicating transparently to employees about diversity and profiling leaders who demonstrate authenticity
∎	revising workforce policies around flexible work arrangements and family leave to better accommodate and retain female employees
∎

adding more external partnerships with leading networks that support the advancement of women and provide opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Women in Capital Markets and Catalyst (a not-for-profit think tank focused on the advancement of women in business), among others

∎

continuing to enhance sourcing, assessment and selection of potential employees. We follow a formal recruitment process where all vacancies are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women

∎

implementing diverse slate requirements internally to increase hire and promotion rates of diverse candidates. We are focusing initially on gender diversity for officer level roles. To support diverse candidate slates we introduced the use of technology in our hiring process that reduces biased job posting language and hired two dedicated diverse candidate recruiters.

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

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We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

∎	acquiring and retaining high performing, high potential talent
∎	selective external hiring of exceptional, seasoned executives
∎	increasing our diversity to better reflect the global markets where we operate
∎	identifying early high performing, high potential employees, with a focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
∎	engaging our talent and driving high performance
∎	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well trained, high performing pool of executives that is representative of our customer base, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

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The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — Communications and shareholder engagement

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management and reports to the audit committee on disclosure matters. The executive disclosure committee reviews all material information in disclosure documents prior to audit committee and board review and approval.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations, corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee. The audit committee also reviews and approves our disclosure policy.

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Engagement

We have a longstanding practice of engaging with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for providing timely and meaningful feedback. Our shareholder engagement principles help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

The board’s shareholder engagement outreach program is facilitated by our investor relations group and includes:

∎  an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics in which the Chairman and at least one other director participate each year

∎  ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year and at every annual meeting to engage and respond to questions from shareholders

∎  encouraging shareholders to attend the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 15.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee

In 2018 Mr. Cassaday and Mr. Prieur, the chair of the risk committee, met with investors who collectively own approximately 30% of our outstanding shares. We discussed a broad range of issues, including:

∎  transformation – discussions focused on the new leadership team’s approach and culture

∎  governance – we discussed Manulife’s approach to governance

∎  ESG – in depth discussions regarding how our shareholders are integrating environmental, social, and governance factors into their investment decision-making

∎  risk management – we discussed Manulife’s approach to risk management, including cybersecurity

∎  optimization of legacy businesses – discussions focused on Manulife’s long term care business

∎  executive compensation – we followed up on the changes we made to our executive compensation program in previous years to receive any additional feedback. We continue to review our program and monitor best practices to make sure executive compensation at Manulife supports our strategy, pays for performance and aligns with shareholder interests.

oversees this process. See page 16 for more information.

We do not have any proposals to be considered at the 2019 annual meeting.

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Proxy access

The board understands that proxy access has become a matter of importance for shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 16 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and we expect them to attend all of their meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 37 for details).

If a director is contemplating joining another public company board, changes employment or his or her country of residence, or there is any other significant change, the director must notify the chair of the corporate governance and nominating committee. The chair will

Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 18 for more about our majority voting policy.

review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

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Serving on other boards

We do not limit the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. None of the nominated directors serve together on another public company board.

Integrity

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

Equity ownership

We require directors to hold equity in Manulife to align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. To facilitate equity ownership, all directors receive a minimum of 50% of their annual board retainer in deferred share units. See page 37 for details.

New in 2018

The board completed an extensive review of director compensation, and introduced a new flat fee structure and new director equity ownership requirements to align with best practices and reduce compensation volatility and complexity. The changes went into effect on January 1, 2019. See page 37 for more information.

Term limits

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives. When term limits were introduced, a	We eliminated the mandatory retirement age of 72 when term limits were introduced in December 2013.

transitional provision was included to allow (until 2019) independent directors who had served at least 12 years on the board as of the date of the 2014 annual meeting but had not turned 72 (the mandatory retirement age in effect prior to December 5, 2013) to be re-elected. John Cassaday was previously re-elected under this transitional provision.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

The board chair may serve a full five-year term as Chairman regardless of the number of years that individual has served as a director.

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Independence

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chairman

The board chair must be an independent director. The board chair is appointed each year by the directors and can serve up to five years in the role. In contemplation of Richard DeWolfe’s retirement and following an extensive succession review led by an ad hoc succession committee and guided by the corporate governance and nominating committee, the board appointed John Cassaday to the role of Chairman effective following his successful election at the 2018 meeting. Mr. Cassaday has never been a Manulife employee.

The Chairman is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chairman has frequent discussions with senior management, sets the meeting agendas and attends all committee meetings whenever possible. The Chairman also has frequent interactions with Manulife’s primary regulator to facilitate direct and open communication. The Chairman works closely with the corporate governance and nominating committee on all governance matters. The Chairman’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with our external auditors, other independent advisors, and/or members of management.

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Diversity

Having a mix of highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom to generate healthy discussion and debate and effective decision-making. Manulife is a founding member of the Canadian Board Diversity Council, which focuses on advancing board diversity in Canada.

The board has a long-standing diversity policy that covers age, gender, ethnicity, disability, sexual orientation and geographic representation. When identifying director candidates, the corporate governance and nominating committee considers prospective candidates based on merit, along with all of

42% of the nominated independent directors are women and the two independent directors recruited in the last three years have been women.

these characteristics, in the context of competencies, expertise, skills, background and other qualities the board identifies from time to time as being important. Adherence to the policy is also taken into account as part of the annual performance and effectiveness evaluations of the corporate governance and nominating committee and the board.

The policy sets out the board’s objective of women representing at least 30% of the independent directors, an objective we’ve met since 2013, as well as its aim to achieve gender parity among the independent directors. The committee reviews the diversity objective every year and may recommend changes or additional objectives as appropriate. The table below shows the number of women currently on the board. All of them have been nominated for election at this year’s annual meeting (see page 18).

(as at February 28, 2019)
Female directors (as a percentage of total directors)	5 of 13	38%
Female directors (as a percentage of independent directors)	5 of 12	42%

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Skills and experience

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Directors must possess six core attributes:

∎	a reputation for integrity and ethical behaviour
∎	a demonstrated ability to exercise judgment and communicate effectively
∎	financial knowledge
∎	prominence in their area of expertise
∎	experience relevant to our operations
∎	sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of securities laws.

The table below shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

New in 2018 The board revised the director skills matrix to align with Manulife’s ambitions for the future.

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Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management We operate in a complex risk environment and experience in risk disciplines provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain the best talent globally as we focus on transforming our business

Technology/Operations We value technology expertise as we focus on transforming our business by using technology to become a digital, customer leader

Key experience

Asia experience

Business and cultural experience in regions in which we operate, particularly in those regions where we are focusing on accelerating growth, is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly-traded organization

Digital transformation/Sales/Marketing Experience in sales and marketing provides valuable market and consumer insights as we focus on transforming our business and becoming a digital, customer leader

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Director development

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We’re able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors receive orientation to help them become more knowledgeable about Manulife as quickly as possible. The program is tailored for each director’s knowledge, skills and experience.

Directors receive information about Manulife, the board and board committees and their duties as a director. The board chair and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our business, priorities and challenges.

All directors have a standing invitation to attend committee meetings and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program typically includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

We also organize site visits for directors so they gain additional insights into various aspects of our business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

Committee chairs also coordinate education sessions on specific topics for their committee members.

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The table below provides highlights of our continuing education program for directors in 2018:

Topic	Date	Audience

Business and operations
Actuarial Reserving and Insurance Accounting	February/March 2018	board
Impact of Emerging Technology on Financial Services	July 2018	board
Overview of Net Promotor Score (NPS) system	September 2018	board

Market trends and regulatory updates
NAFTA	January 2018	board
New Capital Standards	April 2018	board
IFRS 17	June 2018	board
China Market Overview	September 2018	board
U.S. Long Term Care Industry	November 2018	board
Global Macroeconomic Outlook and Market/Regulatory Challenges	November 2018	board

We also encourage directors to participate in outside professional development programs. We pay for these expenses as long as the board chair and the chair of the corporate governance and nominating committee approve the program in advance.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences.

Assessment

The corporate governance and nominating committee hires an independent advisor to help carry out an annual assessment of the board, committees and individual directors.

Directors complete a comprehensive qualitative and quantitative questionnaire to assess the performance and effectiveness of the following:

∎	the board vis-à-vis its objectives
∎	the board chair in carrying out his mandate
∎	the committees they’re members of, and the chairs of those committees, in addressing areas of focus for those committees
∎	themselves and their peers.

New in 2018

The board reviewed and enhanced the director self-assessment process, expanding the director peer assessments, adding questions and expanding the group of senior executives invited to complete committee assessments, to provide more opportunities for management feedback.

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Senior executives who interact regularly with the committees are also invited to complete committee assessments to provide additional perspective. Independent directors also complete a self-assessment and assess each other. The CEO is invited to complete a peer assessment of the directors.

The independent advisor compiles the results of the assessments, completes an analysis and reports its findings on the board to the board chair and the chair of the corporate governance and nominating committee. The independent advisor also reports its findings on each of the committees to the respective committee chair. These results are used to address any areas for improvement and develop the board’s priorities for the following year.

The board chair also has one-on-one interviews with each director to receive any candid feedback on the performance of the board, committees and peer directors for developing the board’s priorities for the following year. He also meets with senior management to receive feedback. He then meets with the board to discuss the recommendations and plan the implementation of the board’s priorities for the coming year.

Each committee also receives their assessment results and goes through a similar process.

Board succession

The corporate governance and nominating committee manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession, considering the competencies and experience necessary for effective oversight of the company given its current operations and strategy as well as its ambitions for the future. It also reviews board composition in light of the annual board assessment results and recommends any changes as appropriate.

The committee is responsible for the director candidate search, identifying qualified candidates for nomination to the board, on its own, with suggestions from the board and others, and often with the assistance of an independent advisor or search firm to help identify suitable candidates who meet the board’s selection criteria required for effective oversight of the company given its current operations and strategy, as well as supporting the board’s diversity objectives. It also maintains a list of prospective candidates who meet established criteria and diversity objectives. The committee has engaged an independent firm to act as a strategic advisor to support the long-term board succession plan.

The committee considers prospective candidates based on merit, with the expertise, skills, background, experience and other qualities the board identifies as important for supporting our strategy and operations. It also takes into account legal and regulatory requirements, such as residency and independence, and considers gender, age, ethnicity, disability, sexual orientation and geographic representation as part of the board’s diversity policy. You can read more about board diversity on page 123 or access the board’s diversity policy on manulife.com.

The board chair, CEO, committee chairs and other directors interview suitable candidates and an independent firm conducts a background check. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

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Other information

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and expires in September 2019.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2019 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $1,298,962. None of our directors or executive officers had any indebtedness to Manulife or any of our subsidiaries other than routine indebtedness.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 6, 2019

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